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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-112339

PROSPECTUS

INFOSONICS CORPORATION
Common Stock

        This is an initial public offering of shares of common stock of InfoSonics Corporation. InfoSonics is offering 2,000,000 shares to be sold in the offering.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price is $6.00 per share. The common stock has been listed on the American Stock Exchange under the symbol "IFO."

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 5 of this prospectus.

	Per Share	Total

Public offering price	$6.00	$12,000,000

Underwriting discount	$0.48	$ 960,000

Proceeds, before expenses, to InfoSonics	$5.52	$11,040,000

(1)
The underwriters also will receive warrants to purchase 100,000 shares of common stock, at an exercise price equal to 145% of the public offering price per share. These warrants are exercisable for five years beginning on the date of this prospectus.

        We have granted the underwriters an option to purchase up to an additional 300,000 shares solely to cover over-allotments, if any, at the public offering price, less the underwriting discount. The underwriters may exercise this option by providing us with notice within 45 days of the date of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The underwriters expect to deliver the shares of common stock to purchasers on June 22, 2004.

Gilford Securities Incorporated

Kaufman Bros., L.P.

Source Capital Group, Inc.

The date of this prospectus is June 16, 2004

InfoSonics®

It pays to be well connected

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- Established 1994
- Corporate headquarters in San Diego
- Two distribution facilities, San Diego and Miami

Wholesale Distribution

- Fulfillment Services
- Inventory Management
- Channel Development

Retail Sales

- Retail Handset and Accessory Sales
- Resell AT&T Wireless Services
- 10 Locations in San Diego

5880 Pacific Center Blvd. San Diego, California 92121 | San Diego: 800.519.1599 | Miami: 305.499.9222 | infosonics.com

PROSPECTUS SUMMARY	1
RISK FACTORS	5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	12
DETERMINATION OF OFFERING PRICE	12
USE OF PROCEEDS	13
DIVIDEND POLICY	13
CAPITALIZATION	14
DILUTION	14
SELECTED FINANCIAL INFORMATION	17
BUSINESS	18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	29
MANAGEMENT	37
EXECUTIVE COMPENSATION	40
BENEFICIAL OWNERS OF SECURITIES	44
TRANSACTIONS BETWEEN INFOSONICS AND RELATED PARTIES	45
DESCRIPTION OF CAPITAL STOCK	46
SHARES ELIGIBLE FOR FUTURE SALE	49
UNDERWRITING	50
SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN INDEMNIFICATION	52
LEGAL MATTERS	54
EXPERTS	54
WHERE YOU CAN FIND MORE INFORMATION	54
FINANCIAL STATEMENTS	F-1

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

        The following summary highlights information contained in this prospectus. You should read this entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements, before investing in our common stock. Unless otherwise indicated, all information in this prospectus assumes that the underwriter will not exercise its over-allotment option. Unless the context otherwise requires, all references to "we," "us," "our company" or "InfoSonics" refer collectively to InfoSonics Corporation and its subsidiaries, considered as a single enterprise.

Issuer

        InfoSonics Corporation, a Maryland corporation.

Our Business

        InfoSonics is one of the largest distributors of wireless handsets and accessories in the United States and Mexico. We also distribute products in other portions of North, Central and South America. We distribute products of a number of manufacturers, including Audiovox, Kyocera, LG, Motorola, Nokia, Panasonic, Samsung, Sony-Ericsson and others. Our distribution services include the purchasing, marketing, selling, warehousing, order assembly, programming, packing, shipping, and delivery of handsets for wireless telecommunications from manufacturers to agents, resellers, distributors, independent dealers and retailers in the United States and to wireless network operators and resellers in Latin America. Our distribution activities in Mexico are conducted through our subsidiary, InfoSonics de Mexico, S.A.

        As a part of our distribution activities, we perform value added services when requested by the customer. These services include but are not limited to programming, locking, software loading, packaging, and quality assurance testing. During the fiscal years ended December 31, 2003 and December 31, 2002, approximately 92% and 92%, respectively, of our revenues were from distribution. The balance of our revenues for those periods is attributable to the retail activities of our wholly owned subsidiary, Axcess Mobile LLC.

        We operate distribution hubs in San Diego, California and Miami, Florida. The San Diego facility primarily serves the needs of our West Coast and Midwest customers while the Florida location services customers primarily on the East Coast and in Latin America.

        In addition to our distribution services, our wholly-owned subsidiary, Axcess Mobile, LLC, owns and operates ten retail kiosks in the San Diego, California area selling handsets, accessories and AT&T Wireless Services, Inc ("AT&T Wireless") activation directly to end users. Although our distribution business does not currently handle handsets for the AT&T network, our retail subsidiary offers retail customers the opportunity to subscribe to AT&T Wireless services and to purchase handsets and accessories. Our retail subsidiary purchases these handsets directly from AT&T Wireless. We resell AT&T Wireless service in the San Diego area under an agreement that expires June 30, 2005 and that automatically extends for successive one-year periods under the same terms unless terminated by either party. Due to the uncertainty surrounding the announced acquisition of AT&T Wireless by Cingular Wireless LLC ("Cingular"), we are currently considering other possible alternatives.

        Since our founding in 1994, we have grown our business by focusing on the needs of our customers, developing and maintaining close relationships with manufacturers, entering new markets, and sourcing new and innovative products, while maintaining close attention to operational efficiencies and costs. Although we have been successful in improving our overall financial performance, we have experienced a decrease in revenue in one of the last five years and decreases in operating income and earnings during one of the last five years. From 1999 through 2003, we have increased revenues from $24.2 million to $65.1 million, representing a compounded annual growth rate of 28.1%. Also over the past five years, operating income has increased from approximately $313,000 to approximately $1.9 million, yielding a compounded annual growth rate of 57.2%. During the same period, our net income also increased from approximately $152,000 to approximately $1.1 million, a compound annual growth rate of 65.6%.

Our Growth Strategy

        We intend to continue to increase sales and profitability and to solidify our position as one of the largest distributors of wireless handsets and accessories in the United States and Mexico, in addition to increasing distribution in North America, Central America and South America. Our growth strategy includes:

        Leveraging our Existing Infrastructure to Increase Market Share.    We currently have sales and warehouse operations in both San Diego, California and Miami, Florida. By utilizing this geographic diversity and our established relationships with manufacturers, we believe we can increase our sales with relatively low additional costs, resulting in increased earnings. In addition, we have customized a licensed software package for an information and customer management system that allows us to track not only every customer order from purchase order to delivery, but also to identify customer and geographic trends. This system is scalable, and under constant improvement to streamline operations and maximize operational efficiencies.

        Expanding Business Offerings.    We intend to expand our business offerings to include outsourced integrated logistics services to the wireless telecommunications industry. These services include inventory management, product fulfillment, preparation of product kits, and customized packaging, light assembly and end-user support services. These services are designed to provide outsourcing solutions not only for the wireless network operators, but also internet retailers and other mass merchants. This service supports their efforts to add new subscribers and increase system usage and revenues while minimizing their investments in distribution infrastructure.

        Targeting New Markets.    We intend to target new markets, such as rural service areas or RSAs, which we believe will enable us to increase sales by introducing products from certain of our manufacturer suppliers that have not been previously sold into these markets. Utilizing our relationships with manufacturers, and our knowledge of this untapped market, we believe we can add revenues as well as gross profit.

        Expanding Manufacturer Relationships.    We put great emphasis on developing new, and improving our existing, wireless equipment manufacturer relationships and thereby broadening our product portfolio. In particular, we continually focus on expanding our product portfolio to include our newest products, which provide data, entertainment, and imaging functionality to wireless handset users. We currently have direct relationships with five of the largest manufacturers and are working to develop distribution relationships with the others as well as with new, innovative manufacturers. In 2003, we purchased inventory from more than 53 wireless mobile device and accessory manufacturers and vendors. We believe that by expanding our manufacturing relationships, we can offer the most innovative product lines, brands and technologies within the markets we serve.

        Improving Operating Efficiencies.    We constantly monitor our operations to improve our cost structure in order to maintain and increase profitability and productivity. We continuously evaluate opportunities to operate more efficiently by monitoring returns on invested capital, working to obtain better purchase terms, more effectively using our capital resources, implementing workforce management programs, and centralizing back-office operations.

        Geographic Expansion.    In the future we intend to expand our operations through enhanced warehouse and operational facilities in California and Florida as well as other potential locations.

These activities are intended to expand our geographic presence, increase our customer base, improve our product portfolio, and add new capabilities and service offerings. For example, we are considering adding local warehouse and operational facilities in the mid-western United States and Latin America to take advantage of more attractive shipping windows and rates.

        Expanding Retail Operations.    We currently operate ten retail kiosks in shopping malls in the San Diego area where we sell handsets, accessories and AT&T Wireless phone service directly to end users. Because this business unit has significantly higher gross margins than our distribution business, we intend to pursue the possibility of opening and operating additional retail locations in other large metropolitan markets. Since December 2003, we have opened three new locations in the San Diego area and closed two underperforming locations.

General

        We are incorporated under the laws of the State of Maryland. Our executive offices are located at 5880 Pacific Center Blvd., San Diego, California 92121. Our telephone number is (858) 373-1600. Our internet address is www.infosonics.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained in or accessible through our website to be part of this prospectus.

The Offering

Common stock outstanding prior to this offering	3,212,000 shares	(1)
Common stock offered by us	2,000,000 shares	(2)
Common stock outstanding after this offering	5,212,000 shares	(1)(2)

(1)
Does not include 1,633,700 shares of common stock reserved for issuance under our 1998 and 2003 stock option plans under which options to purchase 1,211,700 shares of common stock are outstanding as of the date of this prospectus.

(2)
Does not include 300,000 shares of common stock that may be sold by us if the underwriters choose to exercise in full their overallotment option to purchase additional shares.

Use of Proceeds

        The net proceeds of this offering will be used primarily to accelerate the growth of our distribution business through increasing sales and marketing activities and personnel, to increase inventory and warehouse and office space, to expand our retail wireless activations and handset sales business, and to implement our logistics services business. In addition, we intend to consider the possibility of using a portion of the net proceeds to acquire or invest in complementary businesses or products. We have no commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction.

Underwriters' Compensation

        The underwriters will purchase the shares offered at a public offering price of $6.00 per share, less an underwriting discount of $0.48 per share. The underwriters also will receive warrants to purchase 100,000 shares of common stock, at an exercise price equal to 145% of the public offering price per share during the five-year period beginning on the date of this prospectus. The underwriters' warrants are not transferable for a period of one year after the date of this prospectus except to underwriters' stockholders and employees and the members of the selling group of additional underwriters, if any. The underwriters also will receive a nonaccountable expense allowance of $300,000.

Dividend Policy

        We have not paid dividends since inception and do not anticipate paying dividends in the foreseeable future. If our operations are profitable, we intend to apply the profits to our business rather than to the payment of dividends.

Amex Symbol

        The common stock has been listed on the American Stock Exchange under the symbol "IFO".

Risk Factors

        See "Risk Factors" beginning on page 5 of this prospectus for a discussion of the significant risks associated with operating our business or with investing in our common stock.

Summary Historical Financial Data

        The summary consolidated historical financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes, and the other information included in this prospectus. The summary financial data for each of the five years in the period ended December 31, 2003 is derived from our consolidated financial statements, which are unaudited for the year ended December 31, 1999, and which have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent certified accountants, for the years ended December 31, 2000, 2001, 2002, and 2003. Our unaudited financial statements, in the opinion of management, include all adjustments, which consist of normal recurring adjustments, necessary for a fair presentation of our financial position, result of operations and cash flows for the unaudited interim periods. The summary financial data provided below is not necessarily indicative of our future results of operations or financial performance.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Unaudited)	(Unaudited)	(As Restated)				(Unaudited)
Selected Operating Data:
Net sales	19,737,123	15,768,633	65,093,272	46,646,510	34,188,442	38,303,973	24,164,221
Cost of sales	17,695,941	14,222,369	57,300,699	41,331,432	29,974,905	35,801,649	22,807,388
Gross profit	2,041,182	1,546,264	7,792,573	5,315,078	4,213,537	2,502,324	1,356,833
Operating expenses	1,678,376	1,282,928	5,882,834	4,572,351	4,041,058	1,769,234	1,043,950
Income from operations	362,806	263,336	1,909,739	742,727	172,479	733,090	312,883
Net income (loss)	195,935	137,449	1,139,104	426,757	(72,894)	252,667	151,577
Diluted weighted-average number of shares outstanding	3,920,098	3,908,098	3,908,098	3,640,331	3,200,000	3,733,400	4,400,000
Diluted earnings (loss) per share	0.05	0.04	0.29	0.12	(0.02)	0.07	0.04
	Three Months Ended March 31,		As of December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Unaudited)	(Unaudited)	(As Restated)				(Unaudited)
Selected Balance Sheet Data:
Total assets	12,220,561	8,971,428	12,698,217	6,021,013	3,867,661	5,389,257	6,716,292
Line of credit	4,693,959	3,814,047	5,536,432	2,300,000	1,502,872	2,783,171	2,330,000
Current portion of notes payable—related parties	30,000	73,312	30,000	57,031	64,305	174,659	126,954
Notes payable—related parties, net of current portion	0	30,000	0	60,711	137,166	211,078	119,122
Total stockholders' equity	2,647,449	1,205,404	2,397,514	1,067,966	641,209	693,508	734,842

RISK FACTORS

        Before you invest in shares of our common stock, you should be aware that the occurrence of any of the events described in this risk factors section and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider these risk factors, together with all other information included in this prospectus, before you decide to purchase shares of our common stock.

Risks Relating To Our Business

Our operating results may vary significantly, which may cause our stock price to fluctuate.

        Our operating results are influenced by a number of factors, which may cause our revenue and operating results to fluctuate. These factors include:

  •
  promotions and subsidies by wireless network operators.

  •
  the timing of introduction of new products by our suppliers and competitors;

  •
  purchasing patterns of customers in different markets;

  •
  general economic conditions; and

  •
  product availability and pricing.

        Both our wholesale distribution and retail businesses historically have experienced increased sales during the third and the fourth quarters of the calendar year due to holiday gift buying. In addition, if unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or significant decreases in sales during these periods, it could result in a material decrease in our revenues and losses or lower profits.

We buy a significant amount of our products from a limited number of suppliers, who may not provide us with competitive products at reasonable prices when we need them in the future.

        We purchase wireless handsets and accessories principally from wireless communications equipment manufacturers and distributors. We depend on these suppliers to provide us with adequate inventories of currently popular brand name products on a timely basis and on favorable pricing and other terms. Our agreements with our principal suppliers are non-exclusive, require us to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions, as is common in our industry. Our suppliers may not offer us competitive products on favorable terms or with timely delivery. From time to time, we have been unable to obtain sufficient product supplies. Any failure or delay by our suppliers in supplying us with products on favorable terms may severely diminish our ability to obtain and deliver products to our customers on a timely and competitive basis. If we lose any of our principal suppliers, or if these suppliers are unable to fulfill our product needs, or if any principal supplier imposes substantial price increases and alternative sources of supply are not readily available, it would have a material adverse effect on our results of operations.

Cingular's proposed acquisition of AT&T Wireless may cause us to lose the ability to resell AT&T Wireless service.

        Our wholly owned subsidiary, Axcess Mobile, LLC, offers retail customers the opportunity to subscribe to AT&T Wireless services and to purchase handsets and accessories. On February 17, 2004, AT&T Wireless announced that it has entered into an agreement to be acquired by Cingular. Our agreement with AT&T Wireless provides that we agree to resell only AT&T Wireless service in the San Diego area. Although our relationship with AT&T Wireless has not changed since the date the proposed acquisition by Cingular was announced, we do not know how the acquisition will impact our business. Our agreement with AT&T Wireless was effective July 1, 2003. Since that date, 5.2% of our consolidated revenues, or $3,357,390, were attributable to AT&T Wireless. Our distribution business does not currently handle handsets for the AT&T network.

The loss or reduction in orders from principal customers or a reduction in prices we are able to charge these customers will have a negative impact upon our revenues and could cause our stock price to decline.

        Our two largest customers in the fiscal year ended December 31, 2003 accounted for approximately 17.0% and 7.1%, respectively, of our product sales in the last fiscal year. Our two largest customers for the quarter ended March 31, 2004 accounted for 18.1% and 9.6%, respectively, of our product sales in the first quarter of 2004. The markets we serve are subject to severe price competition. Additionally, our customers are not contractually obligated to purchase product from us. For these and other reasons such as competitive pricing and competitive pressures, customers may seek to obtain products or services from us at lower prices than we have been able to obtain from these customers in the past. This could occur, for example, in the case of a customer purchasing large quantities of a product from us, who then terminates this relationship because the customer can obtain a lower price by buying directly from the manufacturer. The loss of any of our principal customers, a reduction in the amount of product or services our principal customers order from us or the inability to maintain current terms, including price, with these or other customers could have an adverse effect on our financial condition, results of operations and liquidity. We have experienced losses of certain customers through industry consolidation and ordinary course of business and there can be no assurance that any of our customers will continue to purchase products or services from us or that their purchases will be at the same or greater levels than in prior periods.

Our future profitability depends on our ability to maintain existing margins and our ability to increase our sales, which we may not be able to do.

        The gross margins that we realize on sales of wireless handsets could be reduced due to increased competition or a growing industry emphasis on cost containment. Therefore, our future profitability will depend on our ability to maintain our margins or to increase our sales to help offset potential future declines in margins. We may not be able to maintain existing margins for products or services offered by us or increase our sales. Our ability to generate sales is based upon demand for wireless telecommunications products and our having an adequate supply of these products. Even if our sales rates do increase, the gross margins that we receive from our sales may not be sufficient to make our future operations profitable or as profitable.

Our business depends on the continued tendency of wireless equipment manufacturers and network operators to outsource aspects of their business to us.

        Our business depends in large part on wireless equipment manufacturers and network operators outsourcing some of their business functions to us. We provide functions such as distribution, inventory management, customized packaging, activation management and other services. Certain wireless equipment manufacturers and network operators have elected, and others may elect, to undertake these services internally. Additionally, our customer service levels, industry consolidation, competition, deregulation, technological changes or other factors could reduce the degree to which members of the wireless telecommunications industry rely on outsourced services such as the services we provide. Any significant change in the market for these services could have a material adverse effect on our current and planned business.

We may not be able to effectively compete in our industry if consolidation of wireless network operators continues.

        The past several years have witnessed a consolidation within the wireless network operator community. If this trend continues, it could result in a reduction or elimination of promotional activities by the remaining wireless network operators as they seek to reduce their expenditures which could, in turn, result in decreased demand for our products or services. Moreover, consolidation of wireless network operators reduces the number of potential contracts available to us. We could also lose business if wireless network operators, which currently are our customers, are acquired by other wireless network operators which are not our customers. Wireless operators may also change their policy regarding sales to their agents by independent distributors, such as requiring those agents to purchase products from the wireless operator or manufacturer, rather than from distributors such as InfoSonics. This type of requirement could have a material adverse effect on our business and results of operations.

Our sales and inventory risk may be materially affected by fluctuations in regional demand patterns and economic factors for which we cannot plan.

        The demand for our products and services has fluctuated and may continue to vary substantially within the regions served by us. We believe the roll-out of third generation, or 3G, cellular telephone systems and other new technologies, which has been delayed and could further be delayed, has had and will continue to have an effect on overall subscriber growth and handset replacement demand. Economic slow-downs in regions served by us or changes in promotional programs offered by wireless network operators may lower consumer demand for our products and create higher levels of inventories which could decrease our gross and operating margins. We could face a substantial inventory risk due to depreciation and equipment price erosion if our products are not sold in a timely manner. We believe our operations were adversely affected by an economic slow-down in the United States starting in the fourth quarter of 2000. A prolonged economic slow-down in the United States or any other regions in which we have significant operations could negatively impact our results of operations and financial position.

We may not be able to adequately respond to rapid technological changes in the wireless telecommunications industry, which could cause us to lose customers.

        The technology relating to wireless telecommunications equipment changes rapidly resulting in product obsolescence or short product life cycles. We are required to anticipate future technological changes in our industry and to continually identify, obtain and market new products in order to satisfy evolving industry and customer requirements. Competitors or manufacturers of wireless equipment may market products which have perceived or actual advantages over products that we handle or which otherwise render those products obsolete or less marketable. We have made and continue to make significant capital investments in accordance with evolving industry and customer requirements including maintaining levels of inventories of currently popular products that we believe are necessary based on current market conditions. This utilization of capital for inventory buildup of this nature increases our risk of loss due to product obsolescence.

Substantial defaults by our customers on accounts receivables could have a significant negative impact on our cash flow and financial condition.

        We currently offer and intend to offer open account terms to certain of our customers, which may subject us to credit risks, particularly to the extent that our receivables represent sales to a limited number of customers or are concentrated in particular geographic markets. Although we have an accounts receivable insurance policy, this policy carries a substantial deductible and may not cover us in all instances. We also have an accounts receivable credit facility in order to reduce our working capital requirements. The extent of our ability to use our accounts receivable credit facility is dependent on the amount of and collection cycle of our accounts receivable. Adverse changes in our ability to use accounts receivable financing could have a material adverse effect on our financial position, cash flows and results of operations.

We rely on our suppliers to provide trade credit facilities to adequately fund our on-going operations and product purchases, and without those facilities, our ability to procure products could be reduced.

        Our business is dependent on our ability to obtain adequate supplies of currently popular products on favorable pricing and other terms. Our ability to fund our product purchases is dependent on our principal suppliers providing favorable payment terms that allow us to maximize the efficiency of our capital usage. The payment terms we receive from our suppliers are dependent on several factors, including, but not limited to, our payment history with the supplier, the suppliers' credit granting policies, contractual provisions, our overall credit rating as determined by various credit rating agencies, industry conditions, our recent operating results, financial position and cash flows and the supplier's ability to obtain credit insurance on amounts that we owe them. Adverse changes in any of these factors, certain of which may not be wholly in our control, could have a material adverse effect on our operations.

Approximately 6% of our revenues for the three months ended March 31, 2004 and approximately 7% of our revenues for the fiscal year ended December 31, 2003 were generated outside of the United States in countries that may have political or other risks.

        We engage in sales activities in territories and countries outside of the United States. The fact that we distribute products into a number of countries exposes us to increased credit risks, customs duties, import quotas and other trade restrictions, potentially greater inflationary pressures, and shipping delays. Changes may occur in social, political, regulatory and economic conditions or in laws and policies governing foreign trade and investment in the territories and countries where we currently distribute products. United States laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could have a material adverse effect on our business and operations. Although we purchase and sell products and services in United States Dollars and do not engage in exchange swaps, futures or options contracts or other hedging techniques, fluctuations in currency exchange rates could reduce demand for products sold in United States dollars. We cannot predict the effect that future exchange rate fluctuations will have on our operating results. We may in the future engage in currency hedging transactions, which could result in our incurring significant additional losses.

We rely on our information system technology to function efficiently, without interruptions, and if it does not, customer relationships could be harmed.

        We have focused on the application of our information system technology to provide customized services to wireless communications equipment manufacturers and network operators. Our ability to meet our customers' technical and performance requirements is highly dependent on the effective functioning of our information technology systems, which may experience interruptions. These business interruptions could cause us to fall below acceptable performance levels pursuant to our customers' requirements and could result in the loss of the related business relationship.

We have outstanding indebtedness, which is secured by substantially all our assets and which could prevent us from borrowing additional funds, if needed.

        We have outstanding debt in the amount of approximately $4.7 million and $5.5 million at March 31, 2004 and December 31, 2003, respectively, in the form of a bank line of credit which is based on accounts receivable. If we violate our loan covenants, default on our obligations or become subject to a change of control, our indebtedness would become immediately due and payable. Our credit facility is secured by substantially all of our assets and borrowing availability is based primarily on a percentage of eligible accounts receivable. Consequently, any significant decrease in eligible accounts receivable will limit our ability to borrow additional funds to adequately finance our operations and expansion strategies. The terms of our credit facility could substantially prohibit us from incurring additional indebtedness, which could limit our ability to expand our operations. The terms of our credit facility also include negative covenants that, among other things, limit our ability to sell certain assets and make certain payments, including but not limited to, dividends, repurchases of common stock and other payments outside the normal course of business as well as prohibiting us from merging or consolidating with another corporation or selling all or substantially all of our assets.

The wireless telecommunications industry is intensely competitive and we may not be able to continue to compete against well established competitors with greater financial and other resources.

        We compete for sales of wireless telecommunications equipment and accessories, and expect that we will continue to compete, with numerous well-established wireless network operators, distributors and manufacturers, including our own suppliers. Many of our competitors possess greater financial and other resources than we do and may market similar products or services directly to our customers. Distribution of wireless telecommunications equipment and accessories has generally had low barriers to entry. As a result, additional competitors may choose to enter our industry in the future. The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. Many of our competitors have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. Our ability to continue to compete successfully will depend largely on our ability to maintain our current industry relationships. We may not be successful in anticipating and responding to competitive factors affecting our industry, including new or changing outsourcing requirements, the entry of additional well-capitalized competitors, new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and competitors' discount pricing and promotion strategies. As wireless telecommunications markets mature and as we seek to enter into new markets and offer new products in the future, the competition that we face may change and grow more intense.

Our continued growth depends on retaining our current key employees and attracting additional qualified personnel, and we may not be able to continue to do so.

        Our success depends in large part on the abilities and continued service of our executive officers and other key employees, particularly Joseph Ram, our Chief Executive Officer. Although we have entered into employment agreements with several of our officers and employees, including Mr. Ram, we may not be able to retain their services under applicable law. The loss of executive officers or other key personnel could have a material adverse effect on us. In addition, in order to support our continued growth, we will be required to effectively recruit, develop and retain additional qualified management. If we are unable to attract and retain additional necessary personnel, it could delay or hinder our plans for growth.

We rely on trade secret laws and agreements with our key employees and other third parties to protect our proprietary rights, and there is no assurance that these laws or agreements adequately protect our rights.

        We rely on trade secret laws to protect our proprietary knowledge, particularly our database of customers and suppliers and business terms such as pricing. In general, we also have non-disclosure agreements with our key employees and limit access to and distribution of our trade secrets and other proprietary information. These measures may prove difficult to enforce and may not prove adequate to prevent misappropriation of our proprietary information.

We may become subject to suits alleging medical risks associated with our wireless handsets, and the cost of these suits could be substantial, and divert funds from our business.

        Lawsuits or claims have been filed or made against manufacturers of wireless handsets over the past years alleging possible medical risks, including brain cancer, associated with the electromagnetic fields emitted by wireless communications handsets. There has been only limited relevant research in this area, and this research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by wireless handsets has on human cells. Substantially all of our revenues are derived, either directly or indirectly, from sales of wireless handsets. We may become subject to lawsuits filed by plaintiffs alleging various health risks from our products. If any future studies find possible health risks associated with the use of wireless handsets or if any damages claim against us is successful, it could have a material adverse effect on our business. Even an unsubstantiated perception that health risks exist could adversely affect our ability or the ability of our customers to market wireless handsets.

Risks Related To This Prospectus And The Common Stock

Stockholders may be diluted as a result of future offerings or other financings.

        In addition to the net proceeds from this initial public offering, we may need to raise additional capital through one or more future public offerings, private placements or other financings involving our securities. As a result of these financings, none of which are currently planned, ownership interests in our company may be greatly diluted.

There is no prior public market for our common stock, and our stock price could be volatile and could decline following this offering, resulting in a substantial loss on your investment.

        Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. The stock market in general, and the market for telecommunications-related stocks in particular, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this "Risk Factors" section of this prospectus. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management's attention and resources.

Shares of common stock that are issuable pursuant to our stock option plans and our outstanding warrants, when issued, could result in dilution to existing stockholders and could cause the market price of our common stock to fall.

        We have reserved shares of common stock that may be issuable pursuant to our stock option plans and our outstanding options outside those plans. These securities, when issued and outstanding, may reduce earnings per share under accounting principles generally accepted in the United States of America and, to the extent that they are exercised and shares of common stock are issued, dilute percentage ownership to existing stockholders which could have an adverse effect on the market price of our common stock.

The ability of our stockholders to control our policies or affect a change in control of our company is limited, which may not be in our stockholders' best interests.

        Some provisions of our charter and bylaws and the General Corporation Law of Maryland, where we are incorporated, may delay or prevent a change in control of our company or other transactions that could provide our common stockholders with a premium over the then-prevailing market price of our common stock or that might otherwise be in the best interests of our stockholders. These include the ability of our Board of Directors to authorize the issuance of preferred stock without stockholder approval, which preferred stock may have voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interests of our stockholders. Maryland law imposes restrictions on some business combinations and requires compliance with statutory procedures before some mergers and acquisitions can occur. These provisions of Maryland law may have the effect of discouraging offers to acquire us even if the acquisition would be advantageous to our stockholders.

We will continue to be controlled by our current stockholders, who may have strategic interests that differ from those of our other stockholders.

        Upon completion of this offering, assuming the underwriters' over-allotment option is not exercised, our current stockholders will beneficially own, in the aggregate, approximately 61.6% of our outstanding common stock. For the foreseeable future, to the extent that our current stockholders vote similarly, they will be able to exercise control over many matters requiring approval by the board of directors or our stockholders. As a result, they will be able to:

  •
  control the composition of our board of directors;

  •
  control our management and policies;

  •
  determine the outcome of significant corporate transactions, including changes in control that may be beneficial to stockholders; and

  •
  act in each of their own interests, which may conflict with, or be different from, the interests of each other or the interests of other stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that may be affected by matters outside our control that could cause materially different results.

        Certain statements in this document constitute "forward-looking statements." These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of InfoSonics to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Specifically, 1) the actions of competitors and customers and our ability to execute our business plans; and 2) our ability to increase revenues and operating income is dependent upon our ability to continue to expand our current businesses and to enter new business areas, general economic conditions, and other factors. You can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected-in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

DETERMINATION OF OFFERING PRICE

        The offering price of the common stock was arbitrarily determined by our management after consultation with our underwriters and was based upon consideration of our history and prospects, the background of our management and current conditions in the securities markets. The price does not bear any relationship to our assets, book value, net worth or other economic or recognized criteria of value. In no event should the offering price be regarded as an indicator of any future market price of our securities.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $10,725,000 from this offering, based on an initial public offering price of $6.00 per share and no exercise of the underwriters' over-allotment option, and after deducting estimated underwriting discounts and commissions and other estimated offering expenses. As set forth in the table below, we expect to use portions of the net proceeds of the offering for working capital and capital expenditures, including increased selling and marketing activities and personnel, increased inventory levels, expansion of our retail wireless activation business, and implementing a logistics services business. We have not yet allocated specific amounts for these purposes, and the amounts set forth below are only estimates that could change for numerous reasons. In addition, we intend to consider the possibility of using a portion of the net proceeds to acquire or invest in related businesses or products. We have no commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction. Our anticipated uses of net proceeds of this offering are as follows:

Accelerated growth of distribution business:
Increase sales and marketing activities, and personnel for marketing, distribution and related services	$600,000
Increase inventory	5,000,000
Expand warehouse and office space	600,000

$6,200,000
Expansion of retail wireless activations and handset sales	1,200,000
Implementation of logistics services business	1,800,000
Additional working capital, including possible investment in related businesses or products	1,525,000

Total	$10,725,000

        The estimated amounts and uses set forth above indicate our intentions for the use of the net proceeds from the offering and are based on an initial public offering price of $6.00 per share. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of available product from the manufacturers, sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in certificates of deposit, short-term obligations of the United States government, or other money-market instruments that are rated investment grade or its equivalent.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Our board of directors will have discretion, in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. In addition, covenants in our credit agreement impose restrictions on our ability to declare and pay cash dividends in the event that we are in default.

CAPITALIZATION

        The following table sets forth the capitalization of InfoSonics as of March 31, 2004, on an actual basis, and on a pro forma basis after giving effect to the initial public offering of 2,000,000 shares of common stock, after deducting estimated discounts, commissions and offering expenses, without regard to the underwriters' over-allotment option, as if it had occurred on March 31, 2004.

	As of March 31, 2004
	Actual(1)	Pro forma(2)
	(Unaudited)	(Unaudited)
Stockholders' equity:
Preferred stock, $.001 par value per share; 10,000,000 shares authorized, 0 shares issued and outstanding (actual), 0 shares issued and outstanding (pro forma)	0	0
Common stock, $.001 par value per share; 40,000,000 shares authorized, 3,212,000 shares issued and outstanding (actual), 5,212,000 shares issued and outstanding (pro forma)	3,212	5,212
Additional paid-in capital	582,251	11,305,251	(3)
Retained earnings	2,061,986	2,061,986
Total stockholders' equity	2,647,449	13,372,449

Total Capitalization	2,647,449	13,372,449

(1)
See the Consolidated Financial Information and notes thereto included elsewhere herein.

(2)
The unaudited pro forma capitalization as of March 31, 2004, gives effect to the proceeds from the offering and the use of proceeds as if they had occurred on March 31, 2004. Such unaudited pro forma financial information has been prepared based on estimates and assumptions deemed by InfoSonics to be appropriate and does not purport to be indicative of the results which would actually have been obtained or which may be obtained in the future.

(3)
The pro forma paid-in capital includes the estimated net proceeds from the offering of $10,725,000 reduced by the par value of the common stock to be issued.

DILUTION

        InfoSonics' net tangible book value as of March 31, 2004, was $2,465,455, or $0.77 per share. Net tangible book value per share represents the amount of our total tangible assets, reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding.

        After giving effect to the sale in this offering of 2,000,000 shares of common stock at the initial public offering price of $6.00 per share as if it had occurred on March 31, 2004, the as adjusted net tangible book value of the Company as of March 31, 2004 would have been $13,190,455, or $2.53 per share. This represents an immediate increase in net tangible book value of $1.76 per share to the current stockholders of InfoSonics and an immediate dilution of $3.47 per share, to new investors.

        The following table illustrates the per share dilution in net tangible book value to new investors:

Public offering price per share	$6.00

Net tangible book value per share before the Offering	$.77
Increase per share attributable to new investors	$1.76

Net tangible book value per share after the Offering	$2.53

Dilution per share to new investors	$3.47

        The following table summarizes, on a pro forma basis as of March 31, 2004, the differences in total consideration paid or delivered by the existing stockholders, including our officers and directors, for the 3,212,000 shares of common stock outstanding as of March 31, 2004 and the average price per share paid by the existing stockholders and new investors with respect to the number of shares of common stock purchased:

(Assumes no outstanding options exercised)

	Shares Purchased
			Total Consideration
		Percent Assuming No Outstanding Options Exercised(1)			Average Price/ Share
	Number		Amount	Percent
Existing Stockholders	3,212,000	61.6%	$294,929	2.4%	$.09
New investors	2,000,000	38.4%	$12,000,000	97.6%	$6.00

Total	5,212,000	100.0%	$12,294,929	100.0%	$2.36

(1)
Excludes the underwriters' over-allotment options. Also excludes (i) 353,000 options granted under the 2003 Plan, 53,000 of which are currently exercisable; (ii) 858,700 options granted under the 1998 Plan, all of which are exercisable; (iii) 120,000 options granted outside the Plans; and (iv) 425,500 options or warrants to be granted upon completion of the public offering, some of which may not be immediately exercisable.

        The following table summarizes, on a pro forma basis as of March 31, 2004, the differences in total consideration paid or delivered by the existing stockholders, including our officers and directors, for the 3,212,000 shares of common stock outstanding as of March 31, 2004 and the average price per share paid by the existing stockholders and new investors with respect to the number of shares of common stock purchased, assuming the exercise of all currently outstanding options and warrants, including options and warrants to be granted upon successful completion of the public offering.

(Assumes all outstanding options exercised)

	Shares Purchased
			Total Consideration
		Percent Assuming All Outstanding Options Exercised(1)			Average Price/ Share
	Number		Amount	Percent
Existing Stockholders	3,532,000	50.7%	$1,498,929	8.0%	$0.42
New investors	2,000,000	28.7%	$12,000,000	64.3%	$6.00
Option and warrant holders to become stockholders upon exercise of options or warrants	1,437,200	20.6%	$5,165,710	27.7%	$3.59

Total	6,969,200	100%	$18,664,639	100.0%	$2.68

(1)
Excludes the underwriters' over-allotment options. Includes (i) 353,000 options granted under the 2003 Plan, 53,000 of which are currently exercisable; (ii) 858,700 options granted under the 1998 Plan, all of which are exercisable; (iii) 120,000 options granted outside the Plans; and (iv) 425,500 options and warrants to be granted upon completion of the public offering, some of which may not be immediately exercisable.

        If all currently outstanding options and warrants, including those to be granted upon successful completion of the public offering were exercised, the net tangible book value per share after the Offering would be $2.85 and the dilution per share to new investors would be $3.15.

        We have reserved 775,000 shares of our common stock for issuance upon the exercise of options that may be granted pursuant to our 2003 Stock Option Plan and 858,700 shares of common stock have been reserved for issuance upon the exercise of options granted under the 1998 Stock Option Plan. Of the 353,000 options granted under the 2003 Plan, 53,000 currently are exercisable. All options granted under the 1998 Plan are exercisable. The issuance of common stock upon the exercise of outstanding options or additional options granted pursuant to the 2003 Stock Option Plan or outside that plan may result in further dilution to new investors.

SELECTED FINANCIAL INFORMATION

        The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes, and the other information included in this prospectus. The selected financial data for each of the five years in the period ended December 31, 2003 is derived from our consolidated financial statements, which are unaudited for the year ended December 31, 1999, and which have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent certified accountants, for the years ended December 31, 2000, 2001, 2002, and 2003. Our unaudited financial statements, in the opinion of management, include all adjustments, which consist of normal recurring adjustments, necessary for a fair presentation of our financial position, result of operations and cash flows for the unaudited interim periods. The selected financial data provided below is not necessarily indicative of our future results of operations or financial performance.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Unaudited)	(Unaudited)	(As Restated)				(Unaudited)
Selected Operating Data:
Net sales	19,737,123	15,768,633	65,093,272	46,646,510	34,188,442	38,303,973	24,164,221
Cost of sales	17,695,941	14,222,369	57,300,699	41,331,432	29,974,905	35,801,649	22,807,388
Gross profit	2,041,182	1,546,264	7,792,573	5,315,078	4,213,537	2,502,324	1,356,833
Operating expenses	1,678,376	1,282,928	5,882,834	4,572,351	4,041,058	1,769,234	1,043,950
Income from operations	362,806	263,336	1,909,739	742,727	172,479	733,090	312,883
Net income (loss)	195,935	137,449	1,139,104	426,757	(72,894)	252,667	151,577
Diluted weighted-average number of shares outstanding	3,920,098	3,908,098	3,908,098	3,640,331	3,200,000	3,733,400	4,400,000
Diluted earnings (loss) per share	0.05	0.04	0.29	0.12	(0.02)	0.07	0.04
	Three Months Ended March 31,		As of December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Unaudited)	(Unaudited)	(As Restated)				(Unaudited)
Selected Balance Sheet Data:
Total assets	12,220,561	8,971,428	12,698,217	6,021,013	3,867,661	5,389,257	6,716,292
Line of credit	4,693,959	3,814,047	5,536,432	2,300,000	1,502,872	2,783,171	2,330,000
Current portion of notes payable—related parties	30,000	73,312	30,000	57,031	64,305	174,659	126,954
Notes payable—related parties, net of current portion	0	30,000	0	60,711	137,166	211,078	119,122
Total stockholders' equity	2,647,449	1,205,404	2,397,514	1,067,966	641,209	693,508	734,842

BUSINESS

Company Overview

        InfoSonics is one of the largest distributors of wireless handsets and accessories in the United States and Mexico. We also distribute products in other portions of North, Central and South America. We distribute products of several key manufacturers, including Audiovox, Kyocera, LG, Motorola, Nokia, Panasonic, Samsung and Sony-Ericsson. In addition to our distribution services, our wholly-owned subsidiary, Axcess Mobile, LLC, owns and operates ten retail kiosks in the San Diego, California area selling handsets, accessories and AT&T Wireless activation directly to end users.

        Although we have been successful in improving our overall financial performance, we have experienced a decrease in revenue in one of the last five fiscal years and decreases in operating income and earnings during one of the last five years. From 1999 through 2003, we have increased revenues from $24.2 million to $65.1 million representing a compounded annual growth rate of 28.1%; we have increased operating income from approximately $313,000 to approximately $1.9 million representing a compounded annual growth rate of 57.2%; and we have increased our net income from approximately $152,000 to approximately $1.1 million representing a compound annual growth rate of 65.6%.

        Distribution.    We operate distribution hubs in San Diego, California and Miami, Florida. The San Diego facility primarily serves the needs of our West Coast and Midwest customers while the Florida location services customers primarily on the East Coast and in Latin America. Our distribution services include the purchasing, marketing, selling, warehousing, order assembly, programming, packing, shipping, and delivery of handsets for wireless telecommunications from leading manufacturers to agents, resellers, distributors, independent dealers and retailers in the United States and to wireless network operators and resellers in Latin America. Our distribution activities in Mexico are conducted through our subsidiary, InfoSonics de Mexico, S.A. Our services are intended to provide value to wireless handset manufacturers and wireless network operators by allowing them to focus on their core business of manufacturing and service provision, respectively.

        We continually review and evaluate wireless telecommunications products in determining our mix of offered products and seek to acquire distribution rights for products that we believe have the potential for significant market penetration. Through the distribution of wireless telecommunications products, we attempt to assist manufacturers in achieving their business objectives of increasing unit sales volume and market share at the points of sale. For the fiscal years ended December 31, 2003, and December 31, 2002, approximately 92% and 92%, respectively, of our total revenue was derived from our distribution activities. For the quarter ended March 31, 2004, revenue from distribution activities was approximately 95% of our total revenues.

        Retail Wireless Activations And Handset Sales.    Our wholly-owned subsidiary, Axcess Mobile, LLC, with ten kiosks in the San Diego area, offers retail customers the opportunity to subscribe to AT&T Wireless services and to purchase handsets and accessories. We resell AT&T Wireless service in the San Diego area under an agreement that expires June 30, 2005 and that automatically extends for successive one-year periods under the same terms unless terminated by either party. By agreeing to resell only AT&T Wireless service in the San Diego area, we receive higher commissions from AT&T Wireless than if we were to resell services for multiple carriers. For the quarter ended March 31, 2004, and the fiscal years ended December 31, 2003 and 2002, our retail wireless operations (including both product sales and activation fees) accounted for approximately 5%, 8% and 8%, respectively, of total revenue. Due to the uncertainty surrounding the announced acquisition of AT&T Wireless by Cingular, we currently are in discussions with other wireless carriers. Although our relationship with AT&T Wireless has not changed since the date the acquisition by Cingular was announced, we do not know how the acquisition will impact our business.

Overview of Wireless Telecommunications Industry

        Rapid technical developments over the last few years within the wireless telecommunications industry have allowed wireless subscribers to talk, send and receive text messages, send and receive e-mails, capture and transmit digital images, send and receive multimedia messages, play games, and browse the Internet using an all-in-one wireless device. Wireless devices and services also are being used around the world to provide monitoring, point-of-sale transaction processing, inter-device communications, local area networks, location monitoring, sales force automation, and customer relationship management. While there is currently not a demand for those advanced devices as in the markets we service, as the demand develops in our markets, we believe that our end-users will desire to take advantage of new services and will need handsets with updated technology. As a result of these advances and new services, we believe that the handset replacement cycle will continue to shorten, as consumers adapt to the utilization of these services, which will require new and more advanced handsets, thus leading to increased handset sales. As these new services and the respective handsets become available in the markets we service, we will distribute the handsets in the same manner that we currently distribute. They will be additives or replacements for the products we currently market.

        The wireless telecommunications industry and its participants have experienced a number of trends in recent years, including

  •
  the change in focus from subscriber acquisition to subscriber retention and expansion of service offerings;

  •
  consolidation among wireless network operators;

  •
  the convergence of the telecommunications, data and media domains;

  •
  advances in and development of next generation systems technology, including increasing bandwidth;

  •
  the increasing variety of handset forms and configurations;

  •
  new manufacturers and wireless service resellers; and

  •
  the increasing affordability of wireless airtime.

        According to U.S. Bancorp Piper Jaffray in its 2003 Global Wireless Projections report dated May 2003, the worldwide mobile subscriber base is estimated to double from approximately 730 million subscribers in 2000 to in excess of 1.4 billion by 2004. The North American subscriber base is expected to increase from approximately 130 million in 2000 to approximately 204 million by 2004. The chart below summarizes these and other growth trends.

Worldwide Mobile Subscriber Forecast
(Subscribers in Millions)

	2000	2001	2002	2003	2004
North America	130.7	159.7	179.7	194.8	203.8
Year over Year Growth		22.3%	12.5%	8.4%	4.6%
Net Additions		29.1	20.0	15.1	9.0
South America	51.5	64.6	75.3	86.3	97.4
Year over Year Growth		25.4%	16.7%	14.6	12.8%
Net Additions		13.1	10.8	11.0	11.0
Total Subscriberss	730.2	954.2	1,152.1	1,317.1	1,457.1
Year over Year Growth		30.7%	20.7%	14.3%	10.6%
Net Additions		224	197.9	165	140.0

Source: U.S. Bancorp Piper Jaffray

        In addition to the continued growth of subscribers worldwide, the growth rate of number of handsets sold is expected to increase. Users are expected to accelerate the replacement of handsets due to a number of factors including the normal end of life of older handsets in the population, the existence of phone number portability that began in late November 2003, and the continued addition of advanced features such as color screens, advanced messaging, embedded cameras, more reliable and powerful chipsets and a higher speed access rate to the internet, opening a variety of business and personal applications to the consumer. The chart below summarizes the estimated sales of handsets for the periods indicated.

Worldwide Mobile Phone Forecast
(Number of Handsets in Millions)

	2000	2001	2002	2003	2004
Worldwide Handset Sales	410	380	400	445	505
Year over Year %		(7.3)%	5.3%	11.3%	13.5%
New Subscribers	249	224	198	165	140
% of Total	60.8%	58.9%	49.5%	37.1%	27.7%
Year over Year %		(10.0)%	(11.6)%	(16.7)%	(15.2)%
Replacements	161	156	202	280	365
% of Total	39.2%	41.1%	50.5%	62.9%	72.3%
Year over Year %		(3.1)%	29.5%	38.6%	30.4%
Replacement Rate(1)	33.4%	21.4%	21.2%	24.3%	27.7%

Source: U.S. Bancorp Piper Jaffray

(1)
Replacement rate is calculated as follows: Replacements/(Total Subscribers - Net Additions)

        We believe the following major factors are taking place within the wireless telecommunications industry.

        Handsets.    The handset replacement rate for 2002 was 21%, and is anticipated to grow to almost 28% in 2004. As a percentage of total sales, replacements were 51% in 2002 and are anticipated to rise to 72% in 2004. Replacement handsets shipped are estimated to grow from 202 million in 2002 to 365 million units in 2004.

        We believe that handset sales in the markets we serve are driven by the following factors: number portability, customer churn, advances in technology, the E911 mandate, new activations, and repair costs.

          Number Portability.    Based on a ruling by the United States Federal Communications Commission, or FCC, prohibiting a long-standing practice of the major wireless carriers, effective November 24, 2003, wireless phone numbers became portable among wireless carriers. This ruling enables wireless customers in the United States to change wireless carriers while maintaining the same phone number and to shift a phone number from a land-line to a wireless carrier. We believe that the inability to retain the same wireless number has, in the past, been a significant impediment to changing carriers and upgrading equipment. As customers change wireless carriers, they will require new handsets that are compatible with the new carrier's network, thereby increasing the demand for replacement handsets.

          Customer Churn.    This is the process which takes place when a wireless user replaces service from one carrier (wireless phone operator) with another. Based on our experience and observations, as well as discussions with other industry participants, we estimate that carriers have been experiencing 2 to 3% monthly churn and, according to the Yankee Group, a telecommunications consulting firm, 50 million customers will change carriers in the coming year. Churn results from carriers offering aggressive deals to customers enticing them to change carriers and customers' dissatisfaction with existing service and/or from products. Churn increases overall handset sales because wireless handsets may not be compatible across different carrier networks.

          Advances in Technology.    Rapid advances in technology during the past few years have caused a major shift in the handset market. Advances such as color displays, embedded cameras, multimedia messaging services, Internet access and entertainment features such as audio and gaming all have increased demand for handset replacement. According to a CNN article on www.cnn.com, existing customers tend to buy a new phone every 18 to 24 months. In addition, wireless network operators compete for new customers by increasing the functionality of their networks with the current 2.5G, or second and a half generation, and the rollout of the 3G, or third generation, wireless networks, which have not yet been built in the United States. The migration to 3G systems is expected to contribute to accelerated equipment upgrades, as new handsets will be required to utilize the enhanced capabilities of 3G systems. It is currently not known when 3G networks will be available in the United States.

          E911 Mandate.    The FCC has enacted rules concerning Enhanced 911, or E911, to seek to improve the effectiveness and reliability of wireless 911 services by providing 911 dispatchers with additional information on 911 calls. The FCC established a four-year rollout schedule for wireless carriers to provide more precise location information, within 50 to 100 meters in most cases, beginning October 1, 2001 and to be completed by December 31, 2005. Currently, all new digital handsets activated must be location-capable and, by December 31, 2005, each carrier must achieve 95% penetration of location-capable handsets among its subscribers. We believe that end user replacement cycles will accelerate as a result of this FCC mandate.

          New Activations.    As shown in the table above entitled Worldwide Mobile Phone Forecast, during 2003, new subscribers are anticipated to be 37% of total handset sales worldwide, and, in the United States, the net additions (new activation less customer churn) is anticipated at ten million users. We believe the gross new activation number to be approximately 40 million users. According to the Yankee Group, the annual number of phones sold each year is about three times the annual number of gross new subscribers.

          Repair Costs.    In many cases, the cost of the repair and replacement of components for handsets is prohibitive versus the cost of a new product. It is our belief that, after the standard manufacturer's warranty period, the propensity of the consumer is to replace rather than repair an existing handset.

        Industry Consolidation.    Merger and acquisition activity within the wireless network operator community has been driven by improved economies of scale, the opportunity to expand national or multi-national service areas, and efforts to increase revenue and profitability through additional service offerings. This activity has increased the demands placed on the carriers to meet increasingly complex and sophisticated customer requirements and provide services over larger geographic regions while attempting to maintain acceptable levels of profitability. We believe that this trend may continue in the future and may lead wireless network operators to focus more closely on their core business of providing wireless telecommunications services, which could, in turn, increase the need for independent distributors to handle more inventory and distribution to retail.

Our Strategy

        We intend to continue to increase sales and profitability and to solidify our position as one of the largest distributors of wireless handsets and accessories in the United States and Mexico, in addition to increasing distribution in North, Central and South America. Our strategy is to grow both horizontally and vertically in the wireless handset industry by

  •
  leveraging our existing infrastructure to increase sales in both the United States and Latin America,

  •
  expanding our business to provide outsourced integrated logistic services;

  •
  expanding the target markets in which we sell wireless handsets and accessories;

  •
  expanding geographically;

  •
  increasing margins by maintaining and improving operating efficiencies;

  •
  expanding the number of our retail locations.

        Leverage Infrastructure and Increase Market Share.    We have sales and warehouse operations in both San Diego, California and Miami, Florida. By utilizing this geographic diversity and this existing infrastructure, as well as increases in our infrastructure funded by this offering, and our established relationships with manufacturers, we believe we can increase our sales with relatively low additional cost, resulting in increased earnings. In addition, we have customized a licensed software package for an information and customer management system that allows our employees to track not only every customer order from purchase order to delivery, but also to identify customer and geographic trends. This system is scalable, and under constant improvement to streamline operations and maximize operational efficiencies. The system also analyzes and tracks our relationships with manufacturers and other suppliers so that we can compare our purchasing trends with the overall market. We will continue to make investments in our infrastructure so as to continually enhance our ability to serve our customers and attempt to increase sales.

        Expand Business Offerings.    We intend to expand our business offerings to provide outsourced integrated value-added logistics services to the wireless telecommunications industry. These services will include inventory management, product fulfillment, preparation of product kits, and customized packaging, light assembly and end-user support services. These integrated logistic services are designed to provide outsourcing solutions for the wireless network operators, but also internet retailers and other mass merchants. This service meets their business requirements and supports their efforts to add new subscribers and increase system usage and revenues while minimizing their investments in distribution infrastructure.

        New Target Markets.    We intend to target new markets, such as rural service areas or RSAs, which we believe will enable us to increase sales by introducing products from certain of our manufacturer suppliers that have not been previously sold into these markets. Utilizing our relationships with manufacturers, and our knowledge of this untapped market, we believe we can add revenues as well as gross profit from this market. This market represents approximately 20% of the total United States cellular subscribers, according to U.S. Bancorp Piper Jaffray in its 2003 Global Wireless Projections report dated May 2003, and shares the same characteristics of our existing markets. We believe it will be complementary to our existing customer base and allow us to leverage our existing distribution infrastructure.

        Expand Manufacturer Relationships.    We put great emphasis on developing new, and improving our existing, wireless equipment manufacturer relationships and thereby broadening our product portfolio. We accomplish this by expanding product lines, brands and technologies within the markets we serve, thereby extending our reach. In particular, we are currently focusing on expanding our product portfolio to include the newest products, which provide data, entertainment, and imaging functionality to wireless handset users. We currently have relationships with five of the largest manufacturers and are working to develop distribution relationships with others as well as with new, innovative manufacturers. In 2003, we purchased inventory from more than 53 wireless mobile device and accessory manufacturers and vendors. We believe that by expanding our manufacturing relationships, we can offer the most innovative product lines, brands and technologies within the markets we serve.

        Improve Operating Efficiencies.    We constantly monitor our operations to improve our cost structure in order to maintain and increase both profitability and productivity. We continuously evaluate opportunities to operate more efficiently by monitoring returns on invested capital, working to obtain better purchase terms, more effectively utilize our limited capital resources, implement workforce management programs, and centralize back-office operations.

        Geographic Expansion.    We plan to expand our operations through enhanced warehouse and operational facilities in both California and Florida as well as other potential locations. These activities are intended to expand our geographic presence, increase our customer base, improve our product portfolio, and add new capabilities and service offerings. For example, we are considering adding local warehouse and operational facilities in the mid-western United States and Latin America to take advantage of more attractive shipping windows and rates.

        Expand Retail Operations.    We operate ten retail kiosks in shopping malls in the San Diego area. We currently sell handsets from various manufacturers including Audiovox, Kyocera, LG, Motorola, Nokia, Panasonic, Samsung and Sony-Ericsson and resell AT&T Wireless phone service. By agreeing to resell only AT&T Wireless service in the San Diego area, we receive higher commissions from AT&T Wireless than if we were to resell services for multiple carriers. Because this business unit has significantly higher gross margins, we intend to pursue the possibility of opening and operating additional retail locations in other large metropolitan markets. Since December 31, 2003, we have opened three new locations in the San Diego area and closed two underperforming locations.

Products and Services

  Distribution Services

        Sources of Revenues.    We generate revenues by distributing and selling wireless handsets and accessories primarily in the United States and Latin America. Our distribution activities in Mexico are conducted through our subsidiary, InfoSonics de Mexico, S.A. As a part of our distribution activities, we perform value added services when requested by the customer. These services include but are not limited to programming, locking, software loading, packaging, and quality assurance testing and are included in our distribution revenues. During the fiscal years ended December 31, 2003 and December 31, 2002 and the three months ended March 31, 2004, approximately 92%, 92% and 95%, respectively, of our revenues were from distribution.

        Customers/Principal Markets/Methods of Distribution.    Our principal markets are the United States and Latin America. Our current United States customers include agents, resellers, distributors, independent dealers and retailers. Our current Latin American customers include wireless network operators and resellers. During 2003, we provided products and services to approximately 600 customers. Our two largest customers in fiscal 2003, CellStar Corp. and a national retail operator, accounted for 17.0% and 7.1%, respectively, of our product sales in fiscal 2003. Our two largest customers for the quarter ended March 31, 2004, CellStar Corp. and an insurance carrier, accounted for 18.1% and 9.6%, respectively, of our product sales in the first quarter of 2004. If these customers were able to obtain a lower price by buying directly from the manufacturer, we could lose that business. We generally sell our products pursuant to customer purchase orders and ship products by common carrier on the same day orders are received from the customer.

  Retail Services

        Sources of Revenues.    We generate revenues at our retail kiosk locations by selling wireless handsets and accessories, for which we are paid by the customers, and by reselling wireless services for AT&T Wireless, which consist primarily of activation as well as upgrades, for which we are paid commissions by the carrier. (Due to the uncertainty surrounding the announced purchase of AT&T Wireless by Cingular, the Company is currently in discussions with a number of other wireless carriers.) These commissions are increased with each additional feature a customer adds to the customer's basic wireless service, such as text messaging and internet access. We receive additional monthly payments, or residuals, to the extent customers continue their accounts. Most of our retail revenues are derived from commissions received from sales of wireless services. Currently, we operate in one large metropolitan market, the San Diego area; however, we may target other large metropolitan markets for expansion. During the fiscal years ended December 31, 2003 and December 31, 2002, and during the three months ended March 31, 2004, approximately 8%, 8% and 5% of our revenues, respectively, were from our retail locations.

        Customers/Principal Markets/Methods of Distribution.    Our retail wireless services are typically provided to individuals, who maintain agreements directly with the carrier. These individuals also are the customers for handset and accessory sales at our retail locations. The Company markets to these individuals in our retail kiosk locations, where product activation and delivery also takes place. Once the customers' products have been activated and delivered, these customers are subject to wireless service contracts with service carriers.

Information Systems

        Our information system, which is based upon licensed software, has been, and continues to be, customized specifically by our management to meet the specific needs of our business. The system allows management to access and have total control over information related to all aspects of the business, including customer relationship management, intelligent purchasing, inventory control, inventory flow, back orders, line item margin control for every order, and weighted average cost and statistical data for every product, customer and supplier. Management believes that our information systems have allowed us to provide better service to customers, which we believe leads to increased customer satisfaction and resulting customer retention and future sales.

Vendors

        We have established key relationships with many of the leading manufacturers of wireless telecommunications equipment. In 2003, we purchased inventory from more than 53 wireless mobile device and accessory manufacturers and other suppliers. Certain of our suppliers, depending on any number of factors including manufacturer promotion, product introduction, and sales volume, among others, may provide favorable purchasing terms to us, including price protection, cooperative advertising, volume incentive rebates, stock balancing and marketing allowances. Some of those terms are provided for in our contracts, whereas others are offered from time to time when the manufacturer desires to do so. Product manufacturers typically provide limited warranties directly to the end user.

        During the three months ended March 31, 2004, two vendors accounted for approximately 39%, and 18%, respectively, of our total cost of sales. During the year ended December 31, 2003, three vendors accounted for approximately 22%, 17% and 13%, respectively, of our total cost of sales.

        We have entered into written agreements with two of our supplier-manufacturers for distribution in the United States, which are filed as Exhibits 10.2 and 10.3 to this Registration Statement. These agreements are subject to certain conditions and exceptions primarily concerning the retention by these suppliers of certain direct accounts, and restrictions of territory regarding our resale of products. These agreements require us to satisfy purchase requirements based upon forecasts provided by us, a portion of which forecasts are binding, and generally can be terminated on short notice by either party. We were required to purchase a minimum amount of products from one of our supplier-manufacturers pursuant to our agreement, and we met the minimum-purchase requirements. Although the agreement with this supplier-manufacturer provides that additional minimum-purchase requirements could be imposed on us, no additional requirements have been proposed to date. In addition, we purchase products from other manufacturers and suppliers pursuant to purchase orders placed from time to time in the ordinary course of business for products to be sold in the United States and specific countries or geographic areas outside the United States. All our agreements with suppliers are non-exclusive. Although we do not have written agreements with the majority of our manufacturers and suppliers, we believe, based on our historical business activity with these and other manufacturers and suppliers, that we will have adequate product flows in the future to fulfill our reasonably foreseeable product requirements.

Sales and Marketing

        We believe that direct selling and one-on-one relationships, as well as in-depth product and competitive landscape knowledge, are important factors in the marketing of the products that we sell. Accordingly, we promote relationship building and maintenance through personal contact and advertising in industry publications, both print and on-line, and attending the major national and regional carrier shows. Our suppliers and customers use a variety of methods to promote their products and services directly to consumers, including print and media advertising.

        We currently employ 15 experienced sales and marketing professionals who are involved in distribution and who market to existing and potential customers in their respective assigned territories through both telephone and e-mail interaction and notification of special promotions. Potential new customers are located primarily through our database, as well as industry publications and journals. Each sales person is compensated based on sales volume and gross margin, as well as generation of new customers and maintaining existing customers. We believe this approach motivates the sales professionals to achieve higher gross margin as well as greater sales numbers.

        We currently employ 44 sales professionals in our ten retail kiosks who are engaged in sales of wireless handsets, accessories and carrier activations. Our retail kiosks are located in high foot traffic malls in the San Diego Area. New customers are procured through a combination of print advertising and on-site promotions. Our salespeople are compensated based upon a number of factors, including gross sales and daily activations.

        Both our wholesale distribution and retail businesses historically have experienced increased sales during the third and fourth quarters of the calendar year due to holiday gift buying.

        In 2003, approximately 93% of our consolidated revenues resulted from sales in the United States; approximately 3.8% of our consolidated revenues resulted from sales to Latin America; approximately 2.3% of our consolidated revenues resulted from sales to Asia-Pacific regions; and approximately 0.85% of our consolidated revenues resulted from sales to Europe. The percentage of our revenues related to United States sales was 89% and 84%, respectively, in 2002 and 2001. In the first quarter of 2004, approximately 94% of our consolidated revenues resulted from sales in the United States and approximately 6% of our consolidated revenues resulted from sales to Latin America. We have no long-lived assets in any foreign country.

Competition

        We compete for sales of wireless telecommunications equipment and accessories, and expect that we will continue to compete, with numerous well-established wireless network operators, distributors and manufacturers, including our own suppliers. Competitors in the United States and Latin America include wireless equipment manufacturers, network operators and other dedicated wireless distributors such as CellStar Corporation and BrightPoint, Inc. Our planned logistics services business will compete with logistics services providers and electronics manufacturing service providers in the United States and Latin America, such as Communications Test Design, Inc., UPS Logistics, Aftermarket Technologies Inc., CAT Logistics, CellStar and BrightPoint.

        The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. Many of our competitors have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. For additional information concerning competition and possible affects of competition on our business, see "Risk Factors—Risks Relating to our Business—The wireless telecommunications industry is intensely competitive and we may not be able to continue to compete successfully in this industry".

Employees

        As of April 30, we had 82 employees. Of these employees, five were in executive positions, 59 were engaged in sales and marketing (44 in our retail locations and 15 in our distribution business), seven were in service operations, and 11 were in finance and administration (including information technology employees). From time to time, we utilize temporary employees to perform warehouse and retail functions. None of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

        We provide our distribution services from our sales and operations centers located in San Diego, California and Miami, Florida. These facilities are occupied pursuant to operating leases. Our retail wireless locations consist of leased kiosks in ten San Diego metropolitan shopping centers. The table below summarizes information about our sales and operations centers:

	Number of Locations	Aggregate Square Footage	Approximate Monthly Rent
San Diego, California	1	32,000	$32,000
Miami, Florida	1	4,000	$3,400
Retail kiosk locations	10	1,500	$68,000	(1)

(1)
Individual kiosk rental rates range from $6,000 to $10,000 per month. The number shown is for all locations.

        We have entered into a new lease for our San Diego executive offices and warehouse space. This lease is effective April 1, 2004 and expires on April 1, 2011. We believe that these facilities are adequate for our current requirements and that suitable alternative or additional space will be available as needed for alternative space or to accommodate future expansion of our operations.

Credit Facility

        We have a line of credit with Comerica Bank that allows us to borrow up to a maximum of $7,500,000 with a maturity date of May 15, 2005. The current line of credit provides for advances not to exceed 80% of eligible accounts receivable and 85% of foreign and domestic insured accounts receivable. Advances pursuant to the line of credit are collateralized by substantially all our assets and are personally guaranteed by Joseph Ram, our Chief Executive Officer, a director, and the principal stockholder. We pay no fee for the guarantee by Mr. Ram. If the guarantee is called, to the extent that Mr. Ram pays money pursuant to the guarantee, he will have recourse against us for that amount. Interest on outstanding advances is payable monthly and is computed using the Bank's prime rate or, at our option, the one-, two-, or three-month LIBOR rate plus 2.25% for the first $500,000 and 2.5% for amounts over $500,000. On March 31, 2004 and on December 31, 2003, our interest rate on the outstanding principal balance was 4.0%. On March 31, 2004, the outstanding principal balance on the line of credit was approximately $4.7 million; and on December 31, 2003 it was approximately $5.5 million.

        Pursuant to our agreement with Comerica Bank, we are subject to certain restrictive covenants. For example and among other things, we may not, without Comerica's consent (i) sell, lease or dispose of any of our assets other than sales of our inventory in the ordinary course; (ii) change our name, the location of our business or our corporate structure; (iii) merge or consolidate with or into any other business organization; (iv) acquire any business organization; (v) incur any debts outside the ordinary course of our business or make any loans outside the ordinary course of our business; (vi) make payments on account of any subordinated debt except for regularly scheduled payments; (vii) purchase or hold beneficially any stock or securities of, or make any investment or acquire any securities or other interest in another entity, except for the common stock of our subsidiaries and except for certain certificates of deposit; and (viii) permit Joseph Ram's compensation to exceed 35% of pretax profit, excluding a salary cap of $125,000 per year.

Insurance

        We have a commercial liability policy, an umbrella policy, workmen's compensation insurance, and accounts receivable credit insurance as well as other policies covering damage to our properties and inventories. These policies cover our facilities, employees, equipment, inventories and vehicles in all states of operation. We believe our insurance coverage is adequate for most foreseeable problems and is comparable with the coverage of other companies in the same business and of similar size. We also have applied for directors and officers liability insurance.

Legal Proceedings

        In the normal course of our business, we may be a party to legal proceedings. We are not currently a party to any material legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion and analysis should be read in conjunction with the "Selected Financial Data" and our accompanying Consolidated Financial Statements and related notes contained in this prospectus. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. Our estimates were based on our historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below in "—Critical Accounting Policies," and have not changed significantly. Certain statements made in this report may contain forward-looking statements. For a description of risks and uncertainties relating to such forward-looking statements, see the cautionary statements.

Overview

        We are one of the largest distributors of wireless handsets and accessories in the United States and Mexico. We distribute products of a number of manufacturers, including Audiovox, Kyocera, LG, Motorola, Nokia, Panasonic, Samsung, Sony-Ericsson, among others and our distribution services include the purchasing, marketing, selling, warehousing, order assembly, programming, packing, shipping, and delivery of handsets for wireless telecommunications from manufacturers to agents, resellers, distributors, independent dealers and retailers in the United States and to wireless network operators and resellers in Latin America. In addition, our wholly owned subsidiary, Axcess Mobile, LLC, owns and operates ten retail kiosks in the San Diego, California area selling handsets, accessories and AT&T Wireless Services Inc. ("AT&T Wireless") activation directly to end users.

        Both our wholesale distribution and retail businesses historically have experienced increased sales during the third and fourth quarters of the calendar year due to holiday gift buying.

        In January 2003, our Board of Directors approved an eight-for-one forward stock split to increase the number of shares outstanding from 800,000 to 6,400,000. This forward split did not become effective until May 2003 when the required filings were made with the state of California. Effective September 11, 2003, InfoSonics reincorporated in Maryland and effected a two-for-one reverse stock split. Per share amounts for all periods presented in this report have been adjusted to reflect this change.

        In January 2004, we entered into 4-year employment agreements with our CEO, CFO, Executive Vice President and Vice President of Sales and Marketing. These agreements call for base salaries which are approximately equal to the current amounts of base salary and bonus paid to these individuals. The Compensation Committee will determine any bonuses paid to these individuals. The Vice President of Sales and Marketing's agreement provides that he will continue to receive his current base salary and commission package.

Areas of Management Focus and Performance Indicators

        We manage our business by focusing on the needs of our customers, developing and maintaining close relationships with manufacturers, entering new markets, and sourcing new and innovative products, while maintaining close attention to operational efficiencies and costs. The desired results of this focus are increased shipping volumes and improved efficiencies to enable higher levels of profitability and earnings growth. Other areas that we focus on include management execution, employee development, customer service, risk management, legal and ethical compliance and corporate governance.

        Performance indicators which are key for the monitoring and management of our business include operating and net income, cost of sales and gross profit percentage, operating expenses as a percent of revenues, and overall net sales growth. These items are specifically discussed further in this section. We make extensive use of our customized information system to closely monitor all aspects of our business, including customer relationship management, intelligent purchasing, inventory control, inventory flow, line item margin control for every order, and weighted average cost and statistical data for every product, customer and supplier. We believe a strong focus on providing better service to customers leads to increased customer satisfaction and resulting customer retention and potential increases in sales.

Industry Trends, Challenges, Risks and Growth Opportunities

        In 2003, wireless handset sales increased by 11.3%, and are forecasted to increase 13.5% in 2004. A rapid decline in wireless handset sales growth could negatively impact our net sales. Higher than anticipated growth in demand could strain our resources and affect our ability to meet these unanticipated demands.

        Excess supply conditions can reduce the market prices of the products we sell and therefore effect our ability to generate net sales and gross profit at historical levels and could effect the value of our inventory. Conversely, should manufacturers be unable to respond to an unanticipated increase in demand on a timely basis, we, along with others in our industry, could experience supply constraints that would effect our ability to deliver product. We are unable to quantify these effects, as it is difficult to predict future supply conditions and demand patterns which affect our ability to meet customer demand or sell handsets at an acceptable gross profit.

Company Specific Trends, Challenges Risks and Growth Opportunities

        In 2003, net sales increased by 39.5%, and handset units sold increased by 12.7%. While we have incorporated growth into our strategy, there can be no assurances these trends will continue. Similarly, while we have experienced high levels of growth in income from operations (157%) and net income (167%), we cannot anticipate future growth to be at the same levels. Our strategy incorporates overall growth elements for each aspect of our business, which we hope will result in continued earnings growth; however there can be no assurances this trend will continue. Potential investment in growth opportunities and assumed additional risks could alter our earnings trend.

        For the quarter ended March 31, 2004, as compared to the quarter ended March 31, 2003, net sales increased by 25.2%, income from operations increased by 37.8% and net income increased by 42.6%.

        Days sales outstanding for the quarter ended March 31, 2004 and for the year ended December 31, 2003 were 43 and 35 days, respectively. Our standard terms of sale require payment within 30 days of shipment. Our day's sales outstanding is dependent upon, but not limited to, customer payment patterns and our ability to collect.

Results of Operations:

  Quarter ended March 31, 2004 Compared With Quarter ended March 31, 2003

        For the quarter ended March 31, 2004, we had net income of $196,000, or $0.06 per share, on net sales of $19.7 million. This compares with net income of $137,000, or $0.04 per share, on net sales of $15.8 million for the quarter ended March 31, 2003. The increased net sales 25.2% ($3.9 million) includes a 25.4% ($3.8 million) increase in distribution net sales. The increase in distribution revenues is primarily attributable to a 33% increase in sales personnel together with a 16.1% increase in average selling price per unit, and a 6.6% increase in handset volume. International revenues were 6% and 7% of total sales for the quarter ended March 31, 2004 and March 31, 2003 respectively, a dollar increase of $125,000 for the same period. The decrease in international net sales, as a percentage of total revenues, resulted from focused sales efforts inside the United States.

        For the quarter ended March 31, 2004, cost of sales was $17.7 million, or 89.7% of sales, compared with $14.2 million, or 90.2% of sales, for the quarter ended March 31, 2003. The 24.4% dollar increase in cost of sales for the first quarter from 2003 to 2004 is consistent with the 25.2% dollar increase in sales from the same periods.

        For the quarter ended March 31, 2004, gross profit increased by $494,000, an increase of 32% as compared with the gross profit for the prior year. As a percentage of revenues, gross profit increased to 10.3% for the quarter ended March 31, 2004 from 9.8% for the quarter ended March 31, 2003. The increased gross profit includes a 28% ($309,000) increase in distribution gross profits and a 42.0% ($185,000) increase in gross profits from retail operations. The increase in distribution gross profit is primarily the result of increased sales levels together with a higher average selling price per unit and a product mix consisting of a greater proportion of higher margin handsets, such as handsets with color displays and cameras. The increase in gross margin from retail operations is primarily due to the higher commissions from the new carrier (AT&T Wireless).

        For the quarter ended March 31, 2004, operating expenses were $1.7 million, an increase of 30.8%, as compared with the quarter ended March 31, 2003. As a percentage of sales, operating expenses increased to 8.5% from 8.1% for the prior year. The increase in operating expense both in dollars and as a percentage of revenues is a direct result of increased executive and sales personnel and the necessary back office support staff.

        For the quarter ended March 31, 2004, our income from operations was $363,000, an increase of 37.8% as compared with the quarter ended March 31, 2003. As a percentage of net sales, income from operations was 1.8% for the quarter ended March 31, 2004, as compared to 1.7% for the quarter ended March 31, 2003. This increase, both dollars and as a percentage of net sales, is the result of the factors discussed above as well as the operational efficiency of the company which has allowed us to increase sales volumes at a high rate, while we increasing operating expenses at a lower rate.

        For the quarter ended March 31, 2004 provision for income taxes was $118,000, as compared to $93,000 for the quarter ended March 31, 2003. The increased tax provision is consistent with the increase of income before provision for taxes, from $231,000 for quarter ended March 31, 2003 to $314,000 for the quarter ended March 31, 2004.

        Sales increased 25.2%, gross profit increased 32%, operating expenses increased 30.8%, and net income increased 42.6% for the quarter ended March 31, 2004 as compared to the quarter ended March 31, 2003.

  Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

        For the year ended December 31, 2003, we had net income of $1.1 million, or $0.36 per share, on net sales of $65.1 million. This compares with net income of $427,000, or $0.13 per share, on net sales of $46.6 million for the year ended December 31, 2002. As discussed below and in Note 2 to our consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and for the three months ended March 31, 2004 (unaudited), net income for fiscal year 2003 has been restated from $1.3 million to $1.1 million as a result of changes in treatment of audit fees and stock options. The increased net sales include a 40.8% ($17,431,000) increase in distribution net sales and a 25.8% ($1,016,000) increase in net sales from retail operations. The increase in distribution revenues is primarily attributable to a 25.0% increase in sales personnel together with a 23.1% increase in average selling price per unit, and a 12.7% increase in handset volume. The increase in revenues from retail operations is primarily a result of changing to a new carrier (AT&T Wireless) with a higher commission schedule. International revenues were 7% and 11% of total sales for the years ended December 31, 2003 and December 31, 2002 respectively, a dollar decrease of $639,000 for the same period. The decrease in international net sales, both dollars and as a percentage of total revenues, resulted from our reallocation of sales efforts outside the United States to inside the United States.

        For the year ended December 31, 2003, cost of sales was $57.3 million, or 88% of sales, compared with $41.3 million, or 88.6% of sales, for the year ended December 31, 2002. The 38.6% dollar increase in cost of sales from fiscal 2002 to fiscal 2003 is consistent with the 39.5% dollar increase in sales from fiscal 2002 to fiscal 2003.

        For the year ended December 31, 2003, gross profit increased by $2.5 million, an increase of 46.6% as compared with the gross profit for the prior year. As a percentage of revenues, gross profit increased to 12% for the year ended December 31, 2003 from 11.4% for the year ended December 31, 2002. The increased gross profit includes a 48.4% ($1,565,000) increase in distribution gross profits and a 43.9% ($912,000) increase in gross profits from retail operations. The increase in distribution gross profit is primarily the result of increased sales levels together with a higher average selling price per unit and a product mix consisting of a greater proportion of higher margin handsets, such as handsets with color displays and cameras. The increase in gross margin from retail operations is primarily due to the higher commissions from the new carrier (AT&T Wireless).

        For the year ended December 31, 2003, operating expenses were $5.9 million, an increase of 28.7%, as compared with the year ended December 31, 2002. As a percentage of sales, operating expenses decreased to 9.0% from 9.8% for the prior year. The increase in operating expense dollars is a direct result of increased sales personnel and the necessary back office support staff. In addition, we have restated our Consolidated Statement of Operations for the year ended December 31, 2003 to include a cash expense of approximately $76,000 related to audit fees (which previously were recorded as deferred offering expenses) and a non-cash expense of $190,000 resulting from a different valuation method (Black-Scholes) utilized to value options issued to a non-employee shareholder.

        For the year ended December 31, 2003, our income from operations was $1.9 million, an increase of 157% as compared with the year ended December 31, 2002. As a percentage of net sales, income from operations was 2.9% for the year ended December 31, 2003, as compared to 1.6% for the year ended December 31, 2002. This increase, both dollars and as a percentage of net sales, is the result of the factors discussed above as well as the operational efficiency of the company which has allowed us to increase sales volumes at a high rate, while we increasing operating expenses at a lower rate.

        For the year ended December 31, 2003 provision for income taxes was $618,000, as compared to $196,000 for the year ended December 31, 2002. The increased tax provision is consistent with the increase of income before provision for taxes, from $623,000 for year ended December 31, 2002 to $1,757,000 for the year ended December 31, 2003. The effective tax rate decreased from 39% to 33% for the years ended 2002 and 2003 respectively. This decrease is due to territorial exclusions for the year ended 2003. Territorial exclusions are exclusions of income from foreign sales for tax purposes.

        Sales increased 39.5%, gross profit increased 46.6%, operating expenses increased 28.7%, and net income increased 167% from the year ended December 31, 2002 as compared with the year ended December 31, 2003.

  Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

        For the year ended December 31, 2002, we had net income of $427,000, or $.13 per share, on net sales of $46.6 million. This compares with a net loss of $73,000, or $.02 per share, on net sales of $34.2 million for the year ended December 31, 2001. The increased net sales include a 38.3% ($11,819,000) increase in distribution revenues and a 19.4% ($639,000) increase in revenues from retail operations. The increase in distribution revenues is primarily attributable to a 20% increase in sales personnel together with a 36.9% increase in handset volume and a 2.7% increase in average selling price per unit. The increase in revenues from retail operations is primarily a result of higher demand for new wireless activations and handsets. The last several months of 2001 also were impacted by the economic slowdown as a result of the events of September 11, 2001. This period coincides with what has historically been our strongest part of the year.

        For the year ended December 31, 2002, cost of sales was $41.3 million, or 88.6% of sales, compared with $30.0 million, or 87.6% of sales, for the year ended December 31, 2001. The 37.8% dollar increase in cost of sales is consistent with the increase in sales dollars of 36.4%.

        For the year ended December 31, 2002, our gross profit increased by $1.1 million, an increase of 26.1%, as compared with the prior year. The increased gross profit includes a 23.0% ($606,000) increase in distribution gross profits and a 31.3% ($496,000) increase in gross profits from retail operations. The increase in distribution gross profit is primarily the result of increased sales levels together with a higher average selling price per unit. The increase in gross profit from retail operations is primarily due to the higher level of sales. Gross profit was 11.4% of revenue for the year ended December 31, 2002 as compared with 12.3% for the year ended December 31, 2001. The decrease in gross profit as a percentage of net sales was due to a change in product mix, characterized by selling a larger percentage of lower gross profit handsets in the year ended December 31, 2002 as compared with year ended December 31, 2001.

        For the year ended December 31, 2002, operating expenses were $4.6 million, an increase of 13.1%, as compared with the prior year. As a percentage of net sales, operating expenses decreased to 9.8% from 11.8% for the prior year. The increase in operating expense dollars is a direct result of increased sales personnel and the necessary back office support staff.

        For the year ended December 31, 2002, our income from operations was $743,000, as compared with $172,000 for the year ended December 31, 2001. As a percentage of net sales, income from operations was 1.6% for the year ended December 31, 2002 as compared to 0.5% for the year ended December 31, 2001. The increase in income from operations in both dollars and as a percentage of net sales for the year ended December 31, 2002 was a result of the factors discussed above, including increased revenues, higher average selling price per unit, favorable product mix, increased gross profit margin and lower operating cost per dollar of revenue.

        Sales increased 36.5%, gross profit increased 26.1%, operating expenses increased 13.1%, and income from operations increased 330.6% from the year ended December 31, 2002 as compared with the year ended December 31, 2001.

Financial Condition, Liquidity and Capital Resources

  Cash

        At December 31, 2003, we had $446,033 in cash, at December 31, 2002, we had $1,268,611 in cash and at March 31, 2004 we had $91,639 in cash.

  Cash Flows

  Quarter ended March 31, 2004

        Cash from operations together with our line of credit continue to enable our growth and increased profitability. For the quarter ended March 31, 2004, we reduced our borrowings for this line of credit by $842,000, while cash provided by operations was $1,543,000. The increase in cash provided by operations for the quarter ended March 31, 2004 is primarily due to the increase in accounts payable and the decrease in inventory and accounts receivable. The account payable increase is a result of better credit terms provided by our vendors, and the decrease in accounts receivable is due to our increased collection efforts. Allowance for doubtful accounts at March 31, 2004 increased to $435,000 from $360,000 at December 31, 2003. This increase was related to customers extending their payments beyond 30 days. We have increased our reserve for the additional amount that would not be covered by our accounts receivable insurance policy. As a result of our quarter end inventory analysis and anticipation of a reduction in carrying value of specific items, we increased our inventory reserve by $6,000.

        Commission revenue at our Access Mobile subsidiary is recorded at the time of activation, and under certain circumstances, may be charged back by the carrier for a period of six months from the date of activation. Allowance for potential chargebacks at March 31, 2004 was approximately 31% of the related accounts receivable, as compared to 42% at December 31, 2003. The allowance for chargebacks on December 31, 2003 contained approximately $200,000 related to activations from a prior carrier under a contract that expired June 30, 2003. These amounts were resolved in the first quarter of 2004 and deducted from the allowance. In addition, during the quarter ended March 31, 2004, we experienced a high level of deactivations resulting from our sales of AT&T Wireless service. These deactivations (which are our changebacks) were a result of AT&T's customers coming off contract and the first full quarter of Local Number Portability.

        Days sales outstanding at March 31, 2004 was 43 days compared to 35 days for the year ended December 31, 2003. This increase is primarily due to customers, who are requesting extended payment terms, for which we have reserved in our accounts receivable allowance.

        Net cash used for investing activities for the quarter ended March 31, 2004 was $103,000. These funds were used for office furniture and equipment, trade show booth, and kiosk equipment.

  Year ended December 31, 2003 and 2002

        Cash from our line of credit and from operations have funded our growth and profitability. Cash provided under this line of credit was $3,236,000 and $797,000 for the years ended December 31, 2003 and 2002, respectively. For the year ended December 31, 2003, cash used in operating activities was $4,574,000, and for the year ended December 31, 2002, cash provided by operating activities was $291,000. The increase in the use of cash in operations for the year ended December 31, 2003 is primarily due to the increase in accounts receivable ($6,400,000 compared to the prior year) at year end resulting from increased sales levels which were heavily weighted towards the end of the year. In addition, this increase was affected by a few customers' extending their payments beyond our standard 30 day collection terms. We are working with these customers to return them to 30-day cycles and we are working to increase our overall collection efforts. Allowance for doubtful accounts increased from 1.1% to 3.8% of accounts receivable from December 31, 2002 to December 31, 2003. This increase is due primarily to a questionable account of approximately $125,000, which the Company currently is attempting to resolve through arbitration, and for which the Company has fully reserved at year end. We do have an accounts receivable insurance policy, which provides for 90% coverage of the customer's balance. In addition, inventory increased by $375,000 (28%) from December 31, 2002 to December 31, 2003, as a direct result of increased sales. Inventory reserves increased from 2.1% of inventory on hand at December 31, 2002 to 4.6% of inventory on hand at December 31, 2003. As part of our year-end inventory analysis, we identified specific items which, based on our estimated sales forecast, may require a reduction in carrying value.

        Operating cash flows are also driven by our accounts payable which increased $530,000 at December 31, 2003 from the prior year. Our line of credit also increased $3,200,000 at December 31, 2003 as compared to the prior year. The increase in our line of credit and accounts payable are related directly to our purchases from suppliers.

        Days sales outstanding at December 31, 2003 was 35 days as compared to 20 days and 32 days for the years ended December 31, 2002, and 2001 respectively. At year end 2002, we had many customers whose terms were cash or credit on delivery.

        Net cash used in investing activities for the year ended December 31, 2003 was $48,000, and net cash provided by investing activities for the year ended December 31, 2002 was $8,000.

        We expect that our capital expenditure requirements for fiscal 2004 will be approximately $300,000. We expect to use these funds primarily for the purchase of computer, office, and warehouse equipment as well as leasehold improvements to our corporate headquarters. We currently have no capital expenditure commitments over the next 12 months.

  Borrowings

        We utilize a bank line of credit which is based upon eligible accounts receivable. For the quarter ended March 31, 2004 and for the years ended December 31, 2003, 2002 and 2001, amounts advanced against that line were approximately $4.7 (unaudited), $5.5, $2.3, and $1.5 million, respectively. This credit line has been an important part of growing our business, and market changes affecting accounts receivable could diminish the borrowing base of available funds. For the quarter ended March 31, 2004 and for the years ended December 31, 2003, 2002 and 2001, advances were 72%, 52%, and 73%, respectively, of the available borrowing base. This current facility expires May 15, 2005.

        We believe that our existing cash resources, together with our projected cash flow from operations and the net proceeds from this offering, will be sufficient to allow us to implement our strategy and growth plan described in this prospectus.

Contractual Obligations

        We lease corporate and administrative office facilities, and equipment under non-cancelable operating leases. Certain of these leases contain renewal options. Rent expense under these leases was approximately $995,000; $900,000 and $692,000 for 2003, 2002 and 2001, respectively.

        The following is a schedule of future minimum rental payments required by the above leases.

Year Ending December 31,	Buildings and Kiosks	Equipment	Total
2004	$1,095,085	$2,523	$1,097,608
2005	979,306	—	979,306
2006	939,400	—	939,400
2007	967,583		967,583
2008	462,143		462,143

			$4,446,040

        We have entered into a new lease for our San Diego executive offices and warehouse space. This lease is effective April 1, 2004 and expires on April 1, 2011.

Critical Accounting Policies

        We believe the following critical accounting policies are important to the presentation of our financial condition and results, and require management's judgments often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

  Revenue Recognition and Accrued Chargebacks

        Revenues are recognized upon (1) shipment of the products to customers, (2) when collection of the outstanding receivables are probable, and (3) the final price of the product is determined. Commission revenue on phone activations is recorded at the time of the activation and may be charged back to the Company in future periods. The carrier has six months from date of activation to charge back amounts previously credited to the Company if the customer terminates its service. We provide an allowance for estimated returns based on our experience, which estimate is recorded as a contra asset against accounts receivable. A provision for returns is provided in the same period in which the related commission revenue is recorded. Customer credit-worthiness and economic conditions may change and increase the risk of collectibility and contract terminations and may require additional provisions, which would negatively impact our operating results.

  Allowance for Doubtful Accounts and Sales Return Reserve

        Credit evaluations are undertaken for all major sale transactions before shipment is authorized. Normal payment terms require payment on a net sixty day basis. On an on-going basis, we analyze the payment history of customer accounts, including recent customer purchases. We evaluate aged items in the accounts receivable aging and provide reserves for doubtful accounts and estimated sales returns. Customer credit-worthiness and economic conditions may change and increase the risk of collectibility and sales returns and may require additional provisions, which would negatively impact our operating results. As of March 31, 2004, December 31, 2003, and December 31, 2002, respectively, the allowance for doubtful accounts was $435,236 (unaudited), $359,990 and $34,011.

  Inventory Write-Off and Effect on Gross Margin

        We regularly monitor inventory quantities on hand and record a provision for excess and obsolete inventories based primarily on historical usage rates and our estimated forecast of product demand for a period of time, generally six months. Because of obsolescence, we will generally provide a full reserve for the costs of our inventories in excess of our relevant forecast for the applicable period.

        We attempt to control our inventory levels so that we do not hold inventories in excess of demand for the succeeding six months. However, because we need to place non-cancelable orders with significant lead time and because it is difficult to estimate product demand, it is possible that we will build inventories in excess if demand for the future periods. If we have inventories in excess of estimated product demand, we will provide a reserve, which could have a material adverse effect on our reported results of operations and financial position.

Quantitative And Qualitative Disclosures About Market Risk

        We are subject to market risks with respect to interest rates because our line of credit has a floating interest rate. We can choose among the bank's prime rate, which was 4% at March 31, 2004, and the one-, two-, and three-month LIBOR rates plus (with respect to the LIBOR rate) 2.25% for the first $500,000 of borrowings and 2.5% for borrowings above $500,000. As of March 31, 2004, our LIBOR borrowings were $4,000,000 and were based on the three-month rate, which was 1.46% at that time. If the full $7,500,000 available under our credit facility were outstanding for a full year, each increase of 1% in the applicable interest rate would result in an additional $75,000 in interest expense for that year.

        Our business outside the United States is conducted in United States Dollars. Although we purchase and sell products and services in United States Dollars and do not engage in exchange swaps, futures or options contracts or other hedging techniques, fluctuations in currency exchange rates could reduce demand for products sold in United States dollars. We cannot predict the effect that future exchange rate fluctuations will have on our operating results. We may in the future engage in currency hedging transactions, which could result in our incurring significant additional losses.

MANAGEMENT

        Set forth in the following table are the names of our directors and executive officers, their respective positions and ages, and the year in which each director was first elected. Additional information concerning each of these individuals follows the table.

Name	Age	Position with InfoSonics	Initial Date as Director
Joseph Ram	41	Chief Executive Officer, President and Director	1994
Abraham Rosler	42	Executive Vice President and Director	1998
Joseph Murgo	35	Vice President of Sales and Marketing	N/A
Jeffrey Klausner	32	Chief Financial Officer	N/A
John W. Combs(1)(2)	56	Director	2003
Randall P. Marx(1)(2)	51	Director	2003
Robert S. Picow(1)(2)	48	Director	2003

(1)
Member of the Audit Committee of our Board.

(2)
Member of the Compensation Committee of our Board.

Executive Officers and Directors

        Joseph Ram, Founder, President, CEO & Director.    In 1994, Mr. Ram founded InfoSonics Corporation as a distribution center for telecom and business systems. Previously, between 1989 and 1993, as sales director for ProCom Supply, Mr. Ram was in charge of worldwide purchasing and oversaw all international sales.

        Abraham Rosler, Executive Vice President & Director.    Mr. Rosler has served as Executive Vice President and a director of InfoSonics since 1998. Mr. Rosler oversees purchasing and all international sales. Prior to joining InfoSonics, Mr. Rosler was the managing director of a company that sold cellular accessories into Latin America. Mr. Rosler holds a Bachelor of Science in Hotel and Restaurant Management from the University of Nevada at Las Vegas.

        Joseph Murgo, Vice President of North America Sales & Marketing.    Mr. Murgo has served as our Vice President of North American Sales and Marketing since February 2000. Mr. Murgo oversees our domestic sales department. Mr. Murgo was the director of a sales team at BrightPoint, Inc. from 1996 until 1999 and a national account manager for Ericsson, Inc. from 1999 until 2000. Mr. Murgo has an Associated Arts degree from Massachusetts Bay Community College.

        Jeffrey Klausner, Chief Financial Officer.    Mr. Klausner has served as our Chief Financial Officer since July 2003. Prior to joining InfoSonics in July 2003, Mr. Klausner was responsible for financial management of Cable & Wireless's Content Delivery Network, including caching and streaming, from 2000 until 2003. Prior to his work at Cable & Wireless, during 1999 he was Corporate Controller for Sandpiper Networks, which later merged with Digital Island and then was acquired by Cable & Wireless. From 1996 to 1999, Mr. Klausner was head of Finance and Operations for STV Communications, which was later acquired by Sonic Foundry. Mr. Klausner started his career with Coopers & Lybrand in the technology and entertainment practice in Los Angeles. Mr. Klausner holds a Bachelors of Science in Management from Tulane University, and is a CPA in California.

        John W. Combs, Director.    Mr. Combs has served as a director of InfoSonics since December 2003. Mr. Combs has served as a director of DMC Stratex Networks, Inc., a publicly traded company that provides high-speed wireless transmission solutions, since May 1997. Mr. Combs has served as Chairman and Chief Executive Officer of Littlefeet, Inc., a distributed cover technology company, since July 2001. From September 1999 to July 2001, Mr. Combs served as President and Chief Executive Officer of Internet Connect, a broadband networking solutions provider. Mr. Combs served as President, Southwest Area, for Nextel Communications, Inc., a wireless digital communications system provider, from June 1993 to September 1999. Prior to Nextel Communications, Mr. Combs was President of Mitel Inc., a manufacturer of private branch exchanges or PBXs.

        Randall P. Marx, Director.    Mr. Marx has served as a director of InfoSonics since December 2003. Mr. Marx has served as Chief Executive Officer of ARC Wireless Solutions, Inc., a publicly traded company engaged in antenna design and manufacture and the distribution of wireless network components, since February 2001 and has served as a director of ARC since May 1990. Mr. Marx served ARC as President from November 1991 until July 2000, as Treasurer and Principal Financial Officer from December 1994 until June 30, 2000 and as Director of Acquisitions from July 2000 until February 2001. From 1983 until 1989, Mr. Marx served as President of THT Lloyd's Inc., Lloyd's Electronics Corp. and Lloyd's Electronics Hong Kong Ltd., international consumer electronics companies.

        Robert S. Picow, Director.    Mr. Picow has served as a director of InfoSonics since December 2003. Mr. Picow has served as Chairman of the Board of Directors of Cenuco, Inc., a wireless remote video monitoring and data systems company, since April 2004. Mr. Picow has served as a director of Streicher Mobile Fueling, a fuel distribution company, since March 2001 and as a director of Fundamental Management Corporation, a private fund management company, since May 2001. Mr. Picow served as

Vice Chairman and a director of BrightPoint from 1996 until 1997 and subsequent to his last position with BrightPoint in 1997, Mr. Picow was not employed until accepting the directorship in Fundamental Management Corporation in 2001. Mr. Picow also has served as a director of Cenuco Inc., a publicly traded company engaged in wireless application development and software solutions, since October 2003. Mr. Picow was chief executive officer of Allied Communications, a cellular telephone and accessory distribution company, from its formation in 1986 until it merged with Brightpoint in 1996. Mr. Picow also serves on the board of trustees of the Children's Place at Homesafe, a Palm Beach, Florida based charity.

        Board of Directors.    The Board of Directors can determine the number of directors of the Company, but the number must be no less than one and no greater than nine. Directors are elected annually at each annual meeting of stockholders, and each director serves for a term of one year and until his or her successor has been elected and qualified. Directors may be re-elected by stockholders and do not need to be residents of Maryland or stockholders of the Company.

Board Committees

        Audit Committee.    In August 2003, our Board of Directors formed an Audit Committee and a Compensation Committee. The Audit Committee performs the following functions:

  •
  to determine the independent auditors to be employed;

  •
  to discuss the scope of the independent auditors' examination;

  •
  to review the financial statements and the independent auditors' report;

  •
  to solicit recommendations from the independent auditors regarding internal controls and other matters;

  •
  to review all related party transactions for potential conflicts of interest;

  •
  to make recommendations to the Board; and

  •
  to perform other related tasks as requested by the Board of Directors.

        John W. Combs, Randall P. Marx and Robert S. Picow are the members of the Audit Committee. The board has determined that Mr. Marx, Chairman of the Audit Committee, is an audit committee financial expert and that Messrs. Combs, Marx and Picow are independent directors.

        Compensation Committee.    We also have a Compensation Committee, which is responsible for setting the compensation of all executive officers and senior level employees. Messrs. Combs, Marx and Picow serve on the Compensation Committee.

        Nominating Committee.    We also have a Nominating Committee, which is responsible for nominating potential directors and for considering nominations for potential directors submitted by our stockholders. Messrs. Combs, Marx and Picow serve on this committee.

EXECUTIVE COMPENSATION

Summary Compensation

        The following table sets forth in summary form, for each of the last three successive fiscal years ended December 31, 2003, the compensation we paid to our Chief Executive Officer and to any other person with at least $100,000 in compensation during any of those fiscal years ("the named executive officers").

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Restricted Stock Awards(#)	Options (#)	Payouts ($)(3)	All Other Compensation ($)(4)
Joseph Ram Chief Executive Officer	2003 2002 2001	118,800 118,800 118,800	172,551 124,910 128,510	21,125 21,485 21,391	— — —	— — 200,000	— — —	— — —
Abraham Rosler Executive Vice President	2003 2002 2001	72,000 72,000 72,000	30,107 28,875 23,250	7,870 6,752 6,786	— — —	— — 45,500	— — —	— — —
Joseph Murgo Vice President of Sales	2003 2002 2001	100,000 90,004 98,750	35,639 56,428 26,885	— — —	— — —	20,000 10,000 —	— — —	— — —

(1)
The dollar value of base salary (cash and non-cash) earned during the year indicated.

(2)
The dollar value of bonus (cash and non-cash) earned during the year indicated.

(3)
Unless otherwise shown, the aggregate amount of perquisites and other personal benefits, securities or property received by the named executive officers was less than either $50,000 or 10.0% of the total annual salary and bonus reported for such named executive officer, whichever is less. The amounts shown are for automobile and tax return preparation expenses paid by InfoSonics.

(4)
All other compensation received that InfoSonics could not properly report in any other column of the Summary Compensation Table.

Option Grants

        The following table sets forth information concerning individual grants of stock options made during the fiscal year ended December 31, 2003 to each named executive officer.

Option Grants For Fiscal Year Ended December 31, 2003

Name	Number of Securities Underlying Options Granted (#)		% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date
Joseph Ram	0		—	—	—
Abraham Rosler	0		—	—	—
Joseph Murgo	20,000	(1)	38%	$4.50/Share	2013

(1)
All options are currently exercisable.

Aggregated Option Exercises and Fiscal Year-End Option Value

        The following table provides certain summary information concerning stock option exercises during the fiscal year ended December 31, 2003 by the named executive officers and the value of unexercised stock options held by the named executive officers as of December 31, 2003.

Aggregated Option Exercises For Fiscal Year Ended
December 31, 2003 And Year-End Option Values(1)

					Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)(2)		Value of Unexercised In-the-Money Options at Fiscal Year-End($)(3)
Name	Shares Acquired on Exercise(#)	Weighted Average Exercise Price		Value Realized ($)
					Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph Ram	—		$1.70	—	200,000	—	$860,000	—
Abraham Rosler	—	$	..43	—	605,500	—	$3,372,635	—
Joseph Murgo	—		$3.57	—	30,000	—	$72,900	—

(1)
No stock appreciation rights are held by any of the named executive officers.

(2)
The total number of unexercised options held as of December 31, 2003, is separated between those options that were exercisable and those options that were not exercisable on that date.

(3)
For all unexercised options held as of December 31, 2003, the aggregate dollar value of the excess of the market value of the stock underlying those options over the exercise price of those unexercised options. These values are shown separately for those options that were exercisable, and those options that were not yet exercisable, on December 31, 2003. Because there was no public market at that time, the calculations were made using the public offering price of $6.00 per share.

Employment, Severance and Separation Agreements with Named Executive Officers

        InfoSonics has entered into employment agreements dated as of January 1, 2004 with each of its executive officers. The employment agreements for each of Joseph Ram, Jeffrey Klausner and Abraham Rosler are substantially similar except with respect to the annual salary. Mr. Ram is to receive an annual salary of $275,000, Mr. Klausner is to receive an annual salary of $150,000, and Mr. Rosler is to receive a salary of $120,000. In addition, the employees will be eligible for bonuses as determined by the Compensation Committee. There is no maximum bonus amount payable pursuant to these agreements. The employment agreements with these executive officers have a term of four years.

        The employment agreement for Mr. Murgo provides for an annual base salary of $100,000 plus a bonus of up to 200% of salary, depending on total sales levels and gross profits from sales generated by Mr. Murgo and the sales people that he supervises. There is no maximum bonus amount to be paid pursuant to this agreement. The percentages used to calculate the bonus may be revised by the Compensation Committee as other personnel are hired for certain sales activities. In addition, the Compensation Committee has the right to review Mr. Murgo's employment agreement every six months and to change terms as the Committee deems appropriate. If Mr. Murgo does not agree to the changes, we have the right upon ten days' notice to Mr. Murgo to amend the compensation payable under the agreement to a salary amount equal to 110% of the average monthly salary paid to Mr. Murgo for the previous 12 months.

        All the agreements with the executive officers provide for the payment of severance under certain conditions. If the Company terminates the employment agreements other than for cause or as a result of a breach of a fiduciary or other obligation of the employee to InfoSonics, or if the employee terminates for "good reason" (as defined in the employment agreements), the employee is entitled to a severance payment equal to the greater of 50% of the salary payable over the remaining term of the employment agreement or 18 months of salary. If the employee voluntarily terminates his employment other than for "good reason" as defined in the employment agreements, the employee is not entitled to receive a severance payment. The definition of "good reason" includes a change in control of the Company.

Stock Option Plans

  1998 Stock Option Plan

        In June 1998, our Board of Directors and stockholders approved a Stock Option Plan (the "1998 Plan") that allowed us to issue options to purchase up to 50,000 shares of common stock to key executives. The 1998 Plan was amended effective December 31, 2001 to extend the term of the 1998 Plan until May 31, 2008 and to increase the number of shares underlying options granted under the 1998 Plan to 858,700. Options granted under the 1998 Plan are not incentive stock options under the Internal Revenue Code. The 1998 Plan is administered by a committee appointed by the Board of Directors. Members of the committee are not eligible to receive options under the 1998 Plan. The committee has complete discretion, subject to the terms of the 1998 Plan, to determine the individuals to whom options will be granted, the number of shares subject to each option, and the vesting and other provisions of the options. Under the 1998 Plan, options may be granted to officers and department heads of the Corporation. Options granted under the 1998 Plan expire ten years after the date of grant. At December 31, 2003, options to purchase 858,700 shares of common stock were outstanding under the 1998 Plan and no additional options could be granted under the 1998 Plan. All options that have been granted pursuant to the 1998 Plan are fully vested.

  2003 Stock Option Plan

        Pursuant to our 2003 Stock Option Plan, we may grant options to purchase an aggregate of 775,000 shares of common stock to key employees, non-employee directors and key individuals selected by the option committee. The options granted pursuant to the 2003 Plan may be incentive options qualifying for beneficial tax treatment for the recipient, non-qualified options, or non-qualified, non-discretionary options. Only our employees or employees of subsidiaries are eligible for incentive options, and employees and other persons who have contributed or are contributing to our success are eligible for non-qualified options. Non-qualified, non-discretionary options may be granted only to outside directors. With respect to options granted to persons other than outside directors, the 2003 Plan is administered by an option committee that determines the terms of the options subject to the requirements of the 2003 Plan. Under the terms of the 2003 Plan, our Compensation Committee of the Board of Directors is permitted to serve, and has served, as the option committee. The portion of the 2003 Plan concerning non-qualified, non-discretionary options provides that outside directors automatically receive options to purchase 15,000 shares of common stock pursuant to the 2003 Plan at the time of their initial election as an outside director. The Chair of the Audit Committee will automatically receive additional options to purchase 5,000 shares at the time of election as Chair of that Committee. The options held by outside directors are not exercisable at the time of grant, but options to purchase one-third of the shares become exercisable for each outside director on December 31 of each of the first three years immediately following the date of grant of these options to the outside director. The exercise price for the non-qualified, non-discretionary options is the fair market value of the common stock at the initial public offering price or $4.50 per share if the initial public offering does not close on or before December 31, 2004. Shares acquired upon exercise of these options cannot be sold for six months following the date of grant. If not previously exercised, non-qualified, non-discretionary options that have been granted expire five years after the date of grant. The non-qualified, non-discretionary options also expire 90 days after the optionholder ceases to be a member of our Board of Directors. At any time that all of an outside director's options or options granted to the Chair of the Audit Committee have become exercisable, non-qualified, non-discretionary options to purchase an additional 15,000 shares, or 5,000 shares for the Chair of the Audit Committee, which are not exercisable at the time of grant, shall be granted automatically to that outside director.

        All options granted under the 2003 Plan will become fully exercisable upon the occurrence of a change in control of InfoSonics or certain mergers or other reorganizations or asset sales described in the 2003 Plan. Options granted pursuant to the 2003 Plan generally are not transferable during the optionee's lifetime. Subject to the other terms of the 2003 Plan, the option committee has discretion to provide vesting requirements and specific expiration provisions with respect to the incentive options and non-qualified options granted. At March 31, 2004, options to purchase 353,000 shares of common stock were outstanding under the 2003 Plan and options to purchase 422,000 shares were available to be granted pursuant to the 2003 Plan.

Compensation of Outside Directors

        In 2002, we had no outside directors. In December 2003, we elected three outside directors. In addition to grants of options described above in "Stock Option Plans—2003 Stock Option Plan," outside directors will receive $13,500 per year, payable quarterly, for serving as directors. The Chair of the Audit Committee will receive an additional $2,000 per year, payable quarterly. Outside directors also will be reimbursed for out-of-pocket expenses incurred in fulfilling their duties as directors.

Compensation Interlocks and Insider Participation in Compensation Decisions

        Messrs. Combs, Marx and Picow serve on the Company's Compensation Committee. None of these individuals served as a member of the compensation committee of another entity, which had an executive officer serving on the Compensation Committee of the Company. No executive officer of the Company served as a director of another entity, which had an executive officer serving on the Compensation Committee of the Company. Finally, no executive officer of the Company served as a member of the compensation committee of another entity, which had an executive officer serving as a director of the Company.

BENEFICIAL OWNERS OF SECURITIES

        As of May 12, 2004, there were 3,212,000 shares of our common stock outstanding. The following table sets forth certain information as of that date with respect to the beneficial ownership of our common stock by each director and named executive officer, by all executive officers and directors as a group, and by each other person known by us to be the beneficial owner of more than five percent of our common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Shares Outstanding	Percentage of Shares Outstanding After Offering(2)
Joseph Ram 5880 Pacific Center Blvd. San Diego, California 92121	2,600,000	(3)	76.5%	48.1%
Abraham Rosler 5880 Pacific Center Blvd. San Diego, California 92121	605,500	(4)	15.9%	10.4%
Joseph Murgo 5880 Pacific Center Blvd. San Diego, California 92121	30,000	(5)	0.9%	0.6%
John W. Combs 2706 Via Victoria Palo Verdes Estates, California 90274	0	(6)	—	—
Randall P. Marx 10601 W. 48th Avenue Wheatridge, Colorado 80033	0	(6)	—	—
Robert S. Picow 7534 Isla Verde Way Del Ray Beach, Florida 33446	0	(6)	—	—
All Officers and Directors as a Group (6 Persons)	3,235,500	(7)	80.2%	53.6%
JRC, Inc. One Knightrider Court London EC4V 5JU United Kingdom	920,000	(8)	27.7%	17.3%

*
Less than one percent

(1)
"Beneficial ownership" is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly, (1) voting power, which includes the power to vote or to direct the voting, or (2) investment power, which includes the power to dispose or to direct the disposition of shares of the common stock of an issuer. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Assumes that the Underwriters' over-allotment option is not exercised and that the named persons do not purchase any shares in the offering.

(3)
Includes 540,000 shares of common stock owned by Ram Grantor Retained Annuity Trust, of which Mr. Ram is trustee. Also includes 200,000 shares underlying currently exercisable options.

(4)
Consists of shares underlying currently exercisable options, held by the Abraham G. Rosler Family Trust dated July 30, 1999, of which Mr. Rosler is Trustee.

(5)
Consists of shares underlying currently exercisable options.

(6)
Does not include options to purchase 20,000 shares held by Mr. Marx and options to purchase 15,000 shares held by Mr. Picow and Mr. Combs as non-employee directors pursuant to our 2003 Stock Option Plan. One-third of these options become exercisable on each of December 31, 2004, 2005, and 2006 if the holder continues to be a director on those dates.

(7)
Includes 835,500 shares underlying currently exercisable stock options held by officers and directors.

(8)
Includes 120,000 shares underlying currently exercisable common stock options. To our knowledge, JRC, Inc. is currently beneficially owned by three persons: Romani Romani, Roberto Romani and Cinzia Romani, each of whom owns approximately 33.3% of JRC, Inc.

TRANSACTIONS BETWEEN INFOSONICS AND RELATED PARTIES

        This section describes the transactions we have engaged in with persons who were directors or officers of InfoSonics at the time of the transaction, and persons known by us to be the beneficial owners of 5% or more of our common stock since January 1, 2002.

Stockholder Indebtedness

        As of March 31, 2004, we owed approximately $30,000 of principal indebtedness to JRC, Inc., or JRC, a United Kingdom corporation that beneficially owns 27.7% of our common stock. The loan was granted on November 21, 1997. In addition, as of December 31, 2003, approximately $20,000 of the accrued interest due to this stockholder remained unpaid. The accrued interest relates to indebtedness that previously was converted into the 800,000 shares of common stock owned by JRC. The repayment of the accrued interest is scheduled to occur over a 12-month period. Repayment of the accrued interest is subordinated to our line of credit (see Note 3 to the Financial Statements included in this prospectus).

Sales

        We sell products to a distributor in Mexico, which until January 2004 was owned by Joseph Ram, our Chief Executive Officer, a director and principal stockholder, and Abraham Rosler, Executive Vice President and Director. Effective January 26, 2004, all of their interest in this Mexican corporation was transferred to InfoSonics for $3,600, and it is now held as a wholly-owned subsidiary of InfoSonics. Sales to this entity were $0 in 2003, $140,800 in 2002 and $0 in 2001. At December 31, 2003, there were no open accounts between this entity and InfoSonics.

Management Agreement

        InfoSonics and JRC entered into a Management Agreement effective January 1, 2000. Pursuant to this Agreement, JRC provides management services to InfoSonics, including introducing InfoSonics to potential customers and vendors; assisting InfoSonics in the establishment of the warehouse facilities in Miami, Florida and the pursuit of business in Latin America; consulting services with respect to investment banking; assisting in identifying potential business opportunities and strategies for European, Middle East, and Far East markets; and consulting with respect to the establishment of foreign subsidiaries and analyzing the specific risks associated with foreign operations. Pursuant to the Agreement, InfoSonics paid JRC a management fee of $10,000 per month, including $120,000 during the year ended December 31, 2002, $100,000 during the year ended December 31, 2001, and $120,000 for the year ended December 31, 2000. JRC agreed to waive receipt of management fees for the months of November and December 2001. Although the Management Agreement by its terms expired on December 31, 2003, the parties had a mutual oral understanding that the Agreement would be renewed for the foreseeable future. We subsequently determined not to renew the Agreement beyond December 31, 2003 and that in consideration for services rendered, JRC should receive a one-time grant of options to purchase an aggregate of 120,000 shares of common stock until December 31, 2008 at a price equal to 120% of the public offering price. We recorded a non-cash expense in fiscal 2003 related to the issuance of these options of $190,000.

Conflicts of Interest Policies

        Our Board of Directors and our officers are subject to certain provisions of Maryland law which are designed to eliminate or minimize the effects of certain potential conflicts of interest. In addition, our bylaws provide that any transaction between us and an interested party must be fully disclosed to our Board, and that a majority of the directors not otherwise interested in the transaction (including a majority of independent directors) must make a determination that the transaction is fair, competitive and commercially reasonable and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

        All future transactions between us and any of our officers, directors, or 5% stockholders will be on terms no less favorable than could be obtained from independent third parties and will be approved by a majority of independent, disinterested directors of InfoSonics. We believe that by following these procedures, InfoSonics will be able to mitigate the possible effects of these conflicts of interest.

        Other than as described in this section, there are no material relationships between us and any of our directors, executive officers or known holders of more than 5% of our common stock.

Employee Code of Conduct and Code of Ethics and Reporting of Accounting Concerns

        We have established an Employee Code of Business Conduct and Ethics (the "Code of Conduct") that we require all employees to adhere to in addressing legal and ethical issues encountered in conducting their work. The Code of Conduct requires that our employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interests.

        We also have established a Code of Ethics for our Chief Executive Officer, our Chief Financial Officer, our Controller and all other financial officers and executives. This Code of Ethics supplements our Code of Conduct and is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The Code of Conduct and Code of Ethics are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

        Further, we have established "whistle-blower procedures" that provide a process for the confidential and anonymous submission, receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. These procedures provide substantial protections to employees who report company misconduct.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital consists of 40,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock. There were 3,212,000 shares of common stock issued and outstanding as of April 30, 2004, and three record holders as of that date. There were no shares of preferred stock outstanding as of the date of this prospectus. The following is a description of our securities.

Common Stock

  General

        Each share of our outstanding common stock is entitled to share equally with each other share of common stock in dividends from legally available sources, when, as, and if declared by our Board and, upon liquidation or dissolution, whether voluntary or involuntary, to share equally in our assets that are available for distribution to the holders of the common stock. Each holder of common stock is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected.

Cumulative voting is not allowed in the election of directors or for any other purpose, and the holders of common stock have no preemptive rights, redemption rights or rights of conversion with respect to the common stock. All outstanding shares of common stock and all shares underlying the warrants when issued will be fully paid and nonassessable by us. Our Board is authorized to issue additional shares of common stock within the limits authorized by our articles of incorporation and without stockholder action.

        Because all shares of our common stock have equal voting rights and voting rights are not cumulative, the holders of more than 50% of the shares of common stock could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect the entire Board.

        We have reserved 775,000 shares of common stock for issuance upon the exercise of options under our 2003 Stock Option Plan, an additional 858,700 shares of common stock for issuance upon the exercise of options granted under the 1998 Plan, and an additional 120,000 shares of common stock for other outstanding options.

Preferred Stock

        We have available 10,000,000 shares of preferred stock for potential future issuance. No shares of preferred stock were outstanding as of the date of this prospectus.

        The preferred stock carries such relative rights, preferences and designations as may be determined by our Board in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by our Board in its sole discretion without further approval or authorization by our stockholders, in one or more series, each of which could have any particular distinctive designations, relative rights and preferences as determined by our Board. The relative rights and preferences that may be determined by our Board in its discretion from time to time, include but are not limited to the following:

  •
  the rate of dividend and whether the dividends are to be cumulative and the priority, if any, of dividend payments relative to other series in the class;

  •
  whether the shares of any such series may be redeemed, and if so, the redemption price and the terms and conditions of redemption;

  •
  the amount payable with respect to such series in the event of voluntary or involuntary liquidation and the priority, if any, of each series relative to other series in the class with respect to amounts payable upon liquidation and sinking fund provisions, if any, for the redemption or purchase of the shares of that series; and

  •
  the terms and conditions, if any, on which the shares of a series may be converted into or exchanged for shares of any class, whether common or preferred, or into shares of any series of the same class, and if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms.

        The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders. We may issue shares of preferred stock that have dividend, voting and other rights superior to those of our common stock, or that convert into shares of common stock, without the approval of the holders of common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.

Antitakeover Provisions

        Charter and Bylaws Provisions.    Some provisions of our charter and bylaws may delay or prevent a change in control of our company or other transactions that could provide our common stockholders with a premium over the then-prevailing market price of their common stock or that might otherwise be in the best interests of our stockholders. These include the ability of our Board of Directors to authorize the issuance of preferred stock without stockholder approval, and the limitation on stockholders to call a special meeting to amend the Company's Certificate of Incorporation (imposed by the requirement that stockholder calling a special meeting must pay for the costs of preparing and mailing a notice for such a special meeting). Also, any future series of preferred stock may have voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interests of our stockholders.

        Maryland Business Statutes.    As a Maryland corporation, we are subject to the provisions of the Maryland General Corporation Law. Maryland law imposes restrictions on some business combinations and requires compliance with statutory procedures before some mergers and acquisitions can occur. These provisions of Maryland law may have the effect of discouraging offers to acquire us even if the acquisition would be advantageous to our stockholders. These provisions include:

  •
  Unsolicited takeover provisions. Maryland law provides that the Board of Directors of a Maryland corporation is not subject to higher duties with regard to actions taken in a takeover context. These provisions may make it more difficult to effect an unsolicited takeover of a Maryland corporation. Maryland law also allows publicly held corporations with at least three independent directors to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers.

  •
  Business combination with interested stockholders. The Maryland Business Combination Act provides that, unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, issuances of shares and other specified transactions, with an "interested stockholder" or its affiliates, for five years after the most recent date on which the interested stockholder became an interested stockholder and thereafter unless specified criteria are met.

  •
  Control share acquisition. The Maryland Control Shares Acquisition Act provides that shares acquired by any person constituting more than 10% of the voting power of a corporation do not have voting rights, except to the extent approved by the vote of two-thirds of the shares of common stock entitled to be cast on the matter.

        Other constituencies.    Maryland law expressly authorizes a Maryland corporation to include in its charter a provision that allows the Board of Directors to consider the effect of a potential acquisition of control on stockholders, employees, suppliers, customers, creditors and communities in which offices or other establishments of the corporation are located. Our current charter does not include a provision of this type. Maryland law also provides, however, that the inclusion or omission of this type of provision in the charter of a Maryland corporation does not create an inference concerning factors that may be considered by the Board of Directors regarding a potential acquisition of control. This law may allow our Board of Directors to reject an acquisition proposal even though the proposal is in the best interests of our stockholders.

Underwriters Warrants

        In connection with the Underwriting Agreement we entered into with our underwriters, we agreed to sell warrants for 5% of the shares sold in the offering to the underwriters for a total of $50 upon the completion of the offering. Each warrant allows the underwriters to purchase one share of common stock for $8.70, or 145% of the offering price in this offering, per share during the five-year period beginning on the date of the date of this prospectus. The underwriter's warrants contain cashless exercise and antidilution provisions. We granted registration rights to the underwriters that are exercisable during the period the warrants may be exercised.

        The underwriters' warrants are not transferable for a period of one year after the date of this prospectus, except to the underwriters' officers and stockholders and to members of the selling group of additional underwriters, if any, and their officers, partners and/or stockholders, as applicable. For additional information, please refer to "Underwriting" below.

Transfer Agent and Registrar

        Our transfer agent and registrar is Computershare Trust Company, Inc. located at 350 Indiana St. Suite 800, Golden, CO, 80401; telephone number (303) 262-0600.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

        Upon the completion of this offering, and assuming the underwriters' over-allotment option is not exercised, we will have 5,212,000 shares of common stock outstanding.

        Of the outstanding number of shares after this offering, shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act. Shares acquired by our affiliates in this offering will be subject to the volume limitations, but not the holding period, and certain other restrictions of Rule 144 described below. See "Rule 144" below.

Sales of Restricted Shares

        An aggregate of 3,212,000 shares of our common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rules 144 or 144(k) under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

  •
  no shares will be available for immediate sale on the date of this prospectus; and

  •
  3,200,000 shares will be available for sale one year after the date of this prospectus, the expiration date for the lock-up agreements, subject to Rules 144 and 144(k), which are described below under "—Rule 144".

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the American Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Options

        We intend to file registration statements on Form S-8 under the Securities Act to register shares of common stock issuable under our stock plans. These registration statements are expected to be filed not sooner than six months following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

        Notwithstanding the foregoing, InfoSonics Corporation, our directors, officers and, all holders of 1% or more of the outstanding shares of our common stock and all holders of securities exchangeable or exercisable or convertible into 1% or more of the outstanding shares of our common stock have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through one year after the date of this prospectus without the prior written consent of Gilford Securities.

UNDERWRITING

        We entered into an underwriting agreement with the underwriters named below with respect to the shares being offered. Gilford Securities Incorporated is acting as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters are obligated to purchase all of the shares if any of the shares are purchased. Each underwriter has severally agreed to purchase from us the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Gilford Securities Incorporated	700,000
Kaufman Bros., L.P.	600,000
Source Capital Group, Inc.	600,000
Joseph Gunnar & Co., Inc.	50,000
Maxim Group	50,000

Total	2,000,000

        We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.28 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the offering, the offering price, concession, discount and other selling terms may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before our expenses. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Public Offering Price	$6.00	$12,000,000	$13,800,000
Underwriting discount	$0.48	$960,000	$1,104,000
Proceeds, before expenses, to us	$5.52	$11,040,000	$12,696,000

        The expenses of the offering, not including the underwriting discount, are estimated at $315,000 and are payable by us.

        Pursuant to the underwriting agreement, we have agreed to sell 100,000 warrants to the underwriters at the nominal cost of $50. Each warrant allows the holder to purchase one share of common stock for $8.70, or 145% of the offering price per share in this offering, during the five-year period beginning on the date of this prospectus.

        The underwriters' warrants shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or all transaction that would result in the effective economic disposition of the securities by any person for a period of one year after the date of this prospectus, except to the underwriters' officers and stockholders and to members of the selling group of additional underwriters, if any, and their officers, partners and/or stockholders, as applicable. Further, the underwriters' warrants do not contain anti-dilution terms that allow such underwriter and related persons to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event or such anti-dilution terms that would allow the underwriter and related persons to receive or accrue cash dividends prior to the exercise or conversion of the warrants. We have agreed to register the public resale of any shares obtained upon the exercise of the underwriter's warrants, and such resales may be made pursuant to this prospectus. We also have granted one demand and certain "piggyback" registration rights to holders of the underwriter's warrants.

        We also agreed to pay the underwriters a non-accountable expense allowance equal to two and one-half percent of the gross proceeds of the offering, excluding proceeds from the exercise of the over-allotment option.

Over-allotment Option

        We have granted an option to the underwriters to purchase up to 300,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments by providing us with notice within 45 days of the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

American Stock Exchange Listing

        The common stock has been listed on the American Stock Exchange under the symbol "IFO."

Price Stabilization and Short Positions

        Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our shares of common stock. However, the representative may engage in transactions that stabilize the price of our shares of common stock, such as bids or purchases to maintain that price.

        If the underwriters create a short position in our shares of common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representative may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of our shares of common stock to stabilize its price or to reduce a short position may cause the price of our shares of common stock to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        The underwriters may provide from time to time investment banking and other financial services to us. In the ordinary course of business, the underwriters may actively trade our securities for their own accounts or for accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

SECURITIES AND EXCHANGE COMMISSION POSITION
ON CERTAIN INDEMNIFICATION

        The General Corporation Law of the State of Maryland allows corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, unless it is established that:

  •
  the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the person actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

        Under Maryland law, indemnification may be provided against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. The indemnification may be provided, however, only if authorized for a specific proceeding after a determination has been made that indemnification is permissible under the circumstances because the person met the applicable standard of conduct. This determination is required to be made:

  •
  by the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding or, if a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to the proceeding and who a majority of the board of directors designated to act in the matter;

  •
  by special legal counsel selected by the board or board committee by the vote set forth above, or, if such vote cannot be obtained, by a majority of the entire board; or

  •
  by the stockholders.

        If the proceeding is one by or in the right of the corporation, indemnification may not be provided as to any proceeding in which the person is found liable to the corporation.

        A Maryland corporation may pay, before final disposition, the expenses, including attorneys' fees, incurred by a director, officer, employee or agent in defending a proceeding. Under Maryland law, expenses may be advanced to a director or officer when the director or officer gives a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking to the corporation to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. Maryland law does not require that the undertaking be secured, and the undertaking may be accepted without reference to the financial ability of the director or officer to repay the advance. A Maryland corporation is required to indemnify any director who has been successful, on the merits or otherwise, in defense of a proceeding for reasonable expenses. The determination as to reasonableness of expenses is required to be made in the same manner as required for indemnification.

        Under Maryland law, the indemnification and advancement of expenses provided by statute are not exclusive of any other rights to which a person who is not a director seeking indemnification or advancement of expenses may be entitled under any charter, bylaw, agreement, vote of stockholders, vote of directors or otherwise.

        Our Articles of Incorporation provide that we shall indemnify each director or officer:

  •
  to the fullest extent permitted by the General Corporation Law of the State of Maryland, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan; and

  •
  to the fullest extent permitted by the common law and by any statutory provision other than the General Corporation Law of the State of Maryland in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.

        Additionally, our Articles of Incorporation provide that we may indemnify any of our employees or agents to the fullest extent permitted by the General Corporation Law of the State of Maryland, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time our employee or agent, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.

        Reasonable expenses incurred in defending any action, suit or proceeding described above shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or employee to repay such amount to the corporation if it shall ultimately be determined that he is not entitled to be indemnified by us.

        In addition to the general indemnification described above, Maryland law permits corporations to include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders:

  •
  to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received; or

  •
  to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

        We have adopted, in our charter, a provision that eliminates and limits the personal liability of each of our directors and officers to the full extent permitted by the laws of the State of Maryland.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling InfoSonics pursuant to these provisions, we have been advised that, in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

        Patton Boggs LLP, Denver, Colorado, has acted as our counsel in connection with this offering, including with respect to the validity of the issuance of the securities offered in this prospectus. Attorneys at Patton Boggs LLP beneficially own 12,000 shares of our common stock. Certain matters have been passed upon on behalf of the underwriters by Loeb & Loeb LLP.

EXPERTS

        The financial statements and schedules appearing in this Prospectus and Registration Statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent accountants, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such Firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-1 that we filed with the SEC under the Securities Act. The registration statement on Form S-1, with any amendments, is referred to in this prospectus as the registration statement. This prospectus does not contain all the information included in the registration statement and exhibits to the registration statement, and statements included in this prospectus concerning the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and the exhibits and schedules filed with the registration statement. In each instance where a statement contained in this prospectus regards the contents of any contract or other document filed as an exhibit to the registration statement, you should review the copy of that contract or other document filed as an exhibit to the registration statement for complete information, and those statements are qualified in all respects by this reference.

        Following this offering, we will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act. The reports and other information that we file with the SEC can be inspected and copied at the following public reference facility maintained by the SEC:

Public Reference Room
450 Fifth Street, N.W.
Washington, D.C. 20549

Copies of these materials also can be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Documents filed electronically by us with the SEC are available at the SEC's world wide web site at http://www.sec.gov. The SEC's world wide web site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information about the operation of the SEC's public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330.

INFOSONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001
AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003 (UNAUDITED)

Page
INDEPENDENT AUDITOR'S REPORT	F-1
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Stockholders' Equity	F-4
Consolidated Statements of Cash Flows	F-5
Notes to Consolidated Financial Statements	F-6 - F-26
SUPPLEMENTAL INFORMATION
Independent Auditor's Report on Financial Statement Schedule	F-28
Valuation and Qualifying Accounts—Schedule II	F-29

INDEPENDENT AUDITOR'S REPORT

         Board of Directors and Stockholders
InfoSonics Corporation and subsidiary

        We have audited the accompanying consolidated balance sheets of InfoSonics Corporation and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InfoSonics Corporation and subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the December 31, 2003 consolidated financial statements have been restated due to an overstatement of the Company's deferred offering costs.

        As discussed in Note 2 to the consolidated financial statements, the December 31, 2003 consolidated financial statements have been restated to reflect the fair value of stock options issued for services rendered.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
January 21, 2004, except for Note 8,
as to which the date is March 25, 2004

INFOSONICS CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002 and March 31, 2004 (unaudited)

		December 31,
	March 31, 2004
		2003	2002
	(Unaudited)	(As Restated*)
ASSETS
Current assets
Cash and cash equivalents	$91,693	$446,033	$1,268,611
Trade accounts receivable, net of allowance for doubtful accounts of $435,236 (unaudited), $359,990 and $34,011 and charge-backs of $256,247 (unaudited), $549,006 and $146,713	9,359,977	9,371,490	2,971,696
Inventory, net of reserves of $84,887 (unaudited), $78,480 and $28,311	1,328,098	1,694,420	1,319,377
Prepaid expenses	185,525	202,363	118,663
Deferred tax assets	515,650	515,650	28,000

Total current assets	11,480,943	12,229,956	5,706,347
Property and equipment, net	185,714	90,579	80,340
Goodwill	181,994	181,994	181,994
Deferred offering costs	300,844	162,913	—
Other assets	71,066	32,775	52,332

Total assets	$12,220,561	$12,698,217	$6,021,013

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Line of credit	$4,693,959	$5,536,432	$2,300,000
Book overdraft	—	867,555	61,156
Accounts payable	3,757,199	2,671,359	2,141,395
Accrued expenses	351,364	264,747	121,717
Income taxes payable	740,590	930,610	197,037
Current portion of notes payable—related parties	30,000	30,000	57,031
Deferred tax liabilities	—	—	14,000

Total current liabilities	9,573,112	10,300,703	4,892,336
Notes payable—related parties, net of current portion	—	—	60,711

Total liabilities	9,573,112	10,300,703	4,953,047

Commitments and contingencies
Stockholders' equity
Preferred stock, $0.001 par value 10,000,000 shares authorized 0 and 0 shares issued and outstanding	—	—	—
Common stock, $0.001 par value 40,000,000 shares authorized 3,212,000 (unaudited), 3,200,000 and 3,200,000 shares issued and outstanding	3,212	3,200	3,200
Additional paid-in capital	582,251	528,263	337,729
Retained earnings	2,061,986	1,866,051	727,037

Total stockholders' equity	2,647,449	2,397,514	1,067,966

Total liabilities and stockholders' equity	$12,220,561	$12,698,217	$6,021,013

*
Refer to Note 2, Restatement of Consolidated Financial Statements.

The accompanying notes are an integral part of these financial statements.

INFOSONICS CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003, 2002, and 2001 and
for the Three Months Ended March 31, 2004 and 2003 (unaudited)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)	(As Restated*)
Net sales	$19,737,123	$15,768,633	$65,093,272	$46,646,510	$34,188,442
Cost of sales	17,695,941	14,222,369	57,300,699	41,331,432	29,974,905

Gross profit	2,041,182	1,546,264	7,792,573	5,315,078	4,213,537
Operating expenses	1,678,376	1,282,928	5,882,834	4,572,351	4,041,058

Income from operations	362,806	263,336	1,909,739	742,727	172,479

Other income (expense)
Interest expense	(49,113)	(32,409)	(153,082)	(116,044)	(217,807)
Loss on sale of property and equipment	—	—	—	(3,442)	—

Total other income (expense)	(49,113)	(32,409)	(153,082)	(119,486)	(217,807)

Income (loss) before provision for income taxes	313,693	230,927	1,756,657	623,241	(45,328)
Provision for income taxes	117,758	93,478	617,643	196,484	27,566

Net income (loss)	$195,935	$137,449	$1,139,014	$426,757	$(72,894)

Basic earnings (loss) per share	$0.06	$0.04	$0.36	$0.13	$(0.02)

Diluted earnings (loss) per share	$0.05	$0.04	$0.29	$0.12	$(0.02)

Basic weighted-average number of shares outstanding	3,212,000	3,200,000	3,200,000	3,200,000	3,200,000

Diluted weighted-average number of shares outstanding	3,920,098	3,908,098	3,908,098	3,640,331	3,200,000

*
Refer to Note 2, Restatement of Consolidated Financial Statements.

The accompanying notes are an integral part of these financial statements.

INFOSONICS CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003, 2002 and 2001 and
for the Three Months Ended March 31, 2004 (unaudited)

	Common Stock
			Additional Paid-In Capital	Retained Earnings
	Shares	Amount			Total
Balance, December 31, 2000	3,200,000	$3,200	$237,729	$373,174	$614,103
Capital contribution			100,000		100,000
Net loss				(72,894)	(72,894)

Balance, December 31, 2001	3,200,000	3,200	337,729	300,280	641,209
Net income				426,757	426,757

Balance, December 31, 2002	3,200,000	3,200	337,729	727,037	1,067,966
Stock options issued for services rendered			190,534		190,534
Net income (As Restated*)				1,139,014	1,139,014

Balance, December 31, 2003	3,200,000	$3,200	$528,263	$1,866,051	$2,397,514
Stock issued for cash	12,000	12	53,988		54,000
Net income (unaudited)				195,935	195,935

Balance, March 31, 2004 (unaudited)	3,212,000	$3,212	$528,251	$2,061,986	$2,647,449

*
Refer to Note 2, Restatement of Consolidated Financial Statements.

The accompanying notes are an integral part of these financial statements.

INFOSONICS CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002 and 2001
and for the Three Months Ended March 31, 2004 and 2003 (unaudited)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)	(as restated*)
Cash flows from operating activities
Net income (loss)	$195,935	$137,449	$1,139,014	$426,757	$(72,894)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	8,417	6,161	50,496	43,339	41,094
Provision for bad debt	75,246	57,914	325,979	(99,787)	44,420
Provision for charge-backs	(292,759)	9,093	402,293	(16,781)	78,689
Provision for obsolete inventory	6,407	83,838	50,169	4,755	23,556
Loss on sale of property and equipment	—	—	—	3,442	—
Stock options issued for services rendered	—	—	190,534	—	—
(Increase) decrease in
Trade accounts receivable	229,026	(3,799,179)	(7,128,066)	(859,370)	1,812,066
Inventory	359,915	(601,349)	(425,212)	(88,861)	(79,220)
Prepaid expenses	16,838	51,014	(83,700)	(58,554)	42,710
Deferred tax assets	—	—	(487,650)	(21,000)	10,000
Other assets	(38,291)	2,122	(810)	5,371	34,385
Increase (decrease) in
Accounts payable	1,085,840	924,016	529,964	762,075	192,665
Accrued expenses	86,617	579,629	143,030	(13,102)	(204,085)
Income taxes payable	(190,020)	(103,559)	733,573	189,167	(100,509)
Deferred tax liability	—	—	(14,000)	14,000	(2,000)

Net cash provided by (used in) operating activities	1,543,171	(2,652,851)	(4,574,386)	291,451	1,820,877

Cash flows from investing activities
Proceeds from the sale of property and equipment	$—	$—	—	20,638	—
Purchase of property and equipment	(103,552)	(834)	(40,368)	(12,124)	(112,804)
Purchase of intangible assets	—	—	—	—	(40,000)

Net cash provided by (used in) investing activities	(103,552)	(834)	(40,368)	8,514	(152,804)

Cash flows from financing activities
Book overdraft	(867,555)	(61,156)	$806,399	$61,056	$—
Borrowings from line of credit	5,052,063	4,642,098	27,187,014	28,552,216	18,332,325
Payments on line of credit	(5,894,536)	(3,128,051)	(23,950,582)	(27,755,088)	(19,612,624)
Payments on notes payable—related parties	—	(40,000)	(87,742)	(83,729)	(342,548)
Cash paid for deferred offering costs	(137,931)	—	(162,913)	—	—
Cash received for stock	54,000	—
Capital contribution	—	—	—	—	100,000

Net cash provided by (used in) financing activities	(1,793,959)	1,412,891	3,792,176	774,455	(1,522,847)

Net increase (decrease) in cash and cash equivalents	(354,340)	(1,240,794)	(822,578)	1,074,420	145,226
Cash and cash equivalents, beginning of year	446,033	1,268,611	1,268,611	194,191	48,965

Cash and cash equivalents, end of year	$91,693	$27,817	$446,033	$1,268,611	$194,191

Supplemental disclosures of cash flow information
Interest paid	$54,790	$25,788	$153,109	$82,017	$195,857

Income taxes paid	$300,736	$189,620	$397,100	$800	$122,373

*
Refer to Note 2, Restatement of Consolidated Financial Statements.

The accompanying notes are an integral part of these financial statements.

INFOSONICS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and March 31, 2004 (unaudited)

NOTE 1—ORGANIZATION AND LINE OF BUSINESS

        InfoSonics Corporation ("InfoSonics") was incorporated in February 1994 in the state of California. InfoSonics and its subsidiaries, Axcess Mobile, LLC ("Axcess Mobile)" and InfoSonics de Mexico (collectively, the "Company") sell wireless telecommunication products and accessories to dealer agents and network operators. The Company also sells cellular phone subscriptions for a national cellular provider as well as cellular phones and accessories from retail locations in Southern California. The Company's principal markets are the United States and Latin America.

  Acquisition of Axcess Mobile

        The Company acquired Axcess Mobile, a California limited liability company, in December 2000 for forgiveness of $57,755 of trade accounts payable. The fair value of the assets acquired and liabilities assumed at the date of acquisition was as follows:

Currents assets	$328,501
Property and equipment, net	27,815
Other assets	58,781

Total assets acquired	415,097

Current liabilities	587,818
Long-term debt	9,273

Total liabilities assumed	597,091

Net liabilities assumed	$181,994

        The excess of liabilities assumed over assets acquired has been recorded as goodwill in the accompanying consolidated financial statements.

  Purchase of Infosonics de Mexico

        On January 1, 2004, the Company purchased InfoSonics de Mexico, which distributes the Company's products in Mexico (as discussed in Note 11), from two of the Company's executives, for $3,600. The Company will account for the transaction as a merger between entities under common control in which the Company will recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. The assets of InfoSonics de Mexico were 0.36% of InfoSonics' consolidated assets as of January 1, 2004.

  Stock Split

        In May 2003, the Company effected an eight-to-one stock split of its common stock. On September 11, 2003, the Company affected a one-for-two reverse split of its common stock. All share and per share data have been retroactively restated to reflect both stock splits.

NOTE 2—RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

        The Company has restated its consolidated financial statements for the following:

  Deferred offering costs—The Company had previously included in deferring offering costs the audit fees relating to the audits of its financial statements for the years ended December 31, 1999—December 31, 2003. Such costs were incurred during fiscal year 2003, in connection with the Company's anticipated IPO. However, subsequent to filing of the Company's registration statement on Form S-1 File No. 333-112239 (the "Registration Statement"), the Company determined that the audit fees should be expensed in accordance with the SEC Staff Accounting Bulletin #5. As a result, the Company determined that its consolidated financial statements required restatement. The restatement adjustment is reflected as a reduction of the Company's deferred offering costs and an increase in the Company's operating expenses. The after-tax effect of the related restatement adjustment decreased the Company's net income for the year ended December 31, 2003, by $44,143.

  Stock option expense—On December 31, 2003, the Company issued 120,000 shares of the Company's common stock to one its stockholders for services rendered. The Company had previously determined that the fair value of such options was based on the current intrinsic value of the options as the exercise price of such options was based on a future event. As a result a charge was not recorded in connection with the issuance of such options as the exercise price of the stock options granted was not less than the fair market value of the Company's common stock price as of the date of grant. Subsequent to the filing the Registration Statement, the Company determined that the accounting treatment of the options should be expensed in accordance with SFAS No. 123 and EITF Issue No. 96-18.

  Pursuant to SFAS No. 123 and EITF Issue No. 96-18, all transactions in which goods and services are the consideration received for the issuance of equity instruments are to be accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. As a result, consolidated financial statements were restated and the Black-Scholes option-pricing model was used to determine the fair value of the stock option grant. The restatement adjustment is reflected as an increase in the Company's operating expenses which was a non-cash expense equal to the fair value of these options. The after-tax effect of the related restatement adjustment decreased the Company's net income for the year ended December 31, 2003, by $114,636.

        A summary of the fiscal 2003 financial statement amounts impacted by the restatement adjustments is as follows:

		Restatement Adjustments
	As Previously Reported
		A	B	As Restated
Year ended December 31, 2003
Operating expenses	$5,615,800	$76,500	$190,534	$5,882,834
Income from operations	2,176,773	(76,500)	(190,534)	1,909,739
Provision for income taxes	725,898	(32,357)	(75,898)	617,643
Net income	1,297,793	(44,143)	(114,636)	1,139,014
Basic earnings per share	0.41	(0.1)	(0.4)	0.36
Diluted earnings per share	0.33	(0.1)	(0.3)	0.29
At December 31, 2003
Deferred tax assets	439,752	—	75,898	515,650
Deferred offering costs	239,413	(76,500)	—	162,913
Total assets	12,698,819	(76,500)	75,898	12,698,217
Income taxes payable	962,967	(32,357)	—	930,610
Total liabilities	10,333,060	(32,357)	—	10,300,703

Restatement Adjustments:

A
To expense fees relating to the audit of the Company's financial statements in conjunction with its initial public offering.

B
To record the fair value of stock options granted to an outside consultant for services rendered.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

        The consolidated financial statements include the accounts of InfoSonics and its wholly owned subsidiaries, Axcess Mobile and InfoSonics de Mexico. All significant inter-company accounts and transactions are eliminated in consolidation.

  Basis of Presentation

        The accompanying unaudited consolidated financial statements for the interim periods ended March 31, 2004 and March 31, 2003 have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and, therefore, do not include all information and notes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The unaudited consolidated financial statements include the accounts of Infosonics and subsidiaries. In the opinion of management, the unaudited interim period consolidated financial statements include all adjustments, which consist of normal recurring adjustments, necessary for a fair presentation of the financial position, result of operations and cash flows. The unaudited interim period consolidated financial statements are not necessarily an indication of the results to be expected for the full fiscal year.

  Revenue Recognition and Allowance for Charge-Backs

        Revenues for cellular phone sales are recognized upon (i) shipment of the products to customers, (ii) when collection of the outstanding receivables are probable and (iii) the final price of the product is determined. As part of the sales process, the Company may perform certain valued added services such as programming, software loading and quality assurance testing. Such services are considered an ancillary component of the sales process and amounts attributable to these processes are insignificant as such the Company does not allocate any portion of the revenue stream to such services. The Company recognizes as a reserve against the related receivables estimates for product returns based on historical experience and other judgmental factors, evaluates these estimates on an on-going basis and adjusts its estimates each period based on actual product return activity. The Company recognizes freight costs billed to its customers in revenue and actual freight costs incurred as a component of cost of revenue.

        The Company's subsidiary Axcess Mobile sells cellular phone subscriptions, handsets and accessories for which it earns commission revenue.    At the time of activation the Company may offer free or discounted handsets to customers. The Company accounts for the cost of the handsets as a component of cost of goods sold. The Company does not offer upgrade rights or discontinued equipment on a post activation basis. Commission revenue on phone activations is recorded at the time of the activation and, under certain circumstances, may be charged back to the Company for a period of six months from the date of activation. The Company provides an allowance for estimated charge-backs based on its experience. A provision for charge-backs is provided in the same period in which the related commission revenue is recorded. As of December 31, 2003 and 2002 and March 31, 2004, the allowance for charge-backs was $549,006, $146,713, and $256,247 (unaudited), respectively, which is recorded as a reserve against the related receivables.

        For the years ended December 31, 2003, 2002, and 2001 and the three months ended March 31, 2004 and 2003, net sales consisted of the following:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)	(As Restated*)
Commission revenue, net	$993,805	$929,252	$4,946,605	$3,930,642	$3,291,216
Sales revenue, net	$18,743,318	$14,839,381	$60,146,667	$42,715,868	$30,897,226

*
Refer to Note 2, Restatement of Consolidated Financial Statements.

  Comprehensive Income

        The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any changes in equity from non-owner sources.

  Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand and in banks and credit card receivables. The Company maintains its cash deposits at numerous banks located throughout the United States, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

  Trade Accounts Receivable

        The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company writes off an account when it is considered to be uncollectible. As of December 31, 2003 and 2002 and March 31, 2004, the allowance for doubtful accounts was $359,990, $34,011 and $435,236 (unaudited), respectively.

  Deferred Offering Costs

        Costs incurred in connection with an anticipated equity offering under a letter of intent (see Note 8) are capitalized and will be recorded as a reduction to additional paid-in capital upon the completion of the funding. As of December 31, 2003 and 2002 and March 31, 2004, the Company capitalized deferred offering costs in the amount of $162,913, $0, and $300,884 (unaudited). These amounts are included in deferred offering costs on the balance sheet. If the offering is terminated all amounts will be charged to operations in the period of the termination.

  Inventory

        Inventory is stated at the lower of cost (first-in, first-out) or market and consists primarily of cellular phones and cellular phone accessories. The Company provides for the possible inability to sell its inventory by recording a reserve. As of December 31, 2003 and 2002 and March 31, 2004, the inventory obsolescence reserve was $78,480, $28,311, and $84,887 (unaudited), respectively.

  Property and Equipment

        Property and equipment are stated at cost. The Company provides for depreciation using the straight-line method over estimated useful lives of three to seven years. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains or losses on the sale of property and equipment are reflected in the statements of operations.

  Fair Value of Financial Instruments

        The Company's financial instruments include cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable, and accrued expenses. The book value of all other financial instruments are representative of their fair values.

  Stock-Based Compensation

        Stock-based awards to non-employees are accounted for using the fair value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

        In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. The disclosure provisions are required, however, for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees.

        The Company has adopted the disclosure requirements of SFAS No. 148 effective January 1, 2003. The adoption of this standard did not have a significant impact on the Company's financial condition or operating results.

        The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25 and FIN No. 44. As permitted by SFAS No. 123, as amended by SFAS No. 148, the Company has chosen to continue to account for its employee stock-based compensation plans under APB Opinion No. 25 and provide the expanded disclosures specified in SFAS No. 123, as amended by SFAS No. 148.

        Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share for the years ended December 31, 2003, 2002, and 2001 would have been decreased to the pro forma amounts indicated below:

	2003	2002	2001
	(As Restated)*
Net income (loss)
As reported	$1,139,014	$426,757	$(72,894)
Stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income (loss) if the fair value method has been applied	$(49,605)	$(5,041)	$—
Pro forma	$1,089,409	$421,716	$(72,894)
Basic earnings (loss) per common share
As reported	$0.36	$0.13	$(0.02)
Stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income (loss) if the fair value method has been applied	$(0.02)	$—	$—
Pro forma	$0.34	$0.13	$(0.02)
Diluted earnings (loss) per common share
As reported	$0.29	$0.12	$(0.02)
Stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income (loss) if the fair value method has been applied	$(0.01)	$—	$—
Pro forma	$0.28	$0.12	$(0.02)

*
Refer to Note 2, Restatement of Consolidated Financial Statements.

        For purposes of computing the pro forma disclosures required by SFAS No. 123, the fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2003, 2002, and 2001: dividend yields of 0%, 0%, and 0%, respectively; expected volatility of 61%, 0%, and 0%, respectively; risk-free interest rates of 1.85%, 2.96%, and 4.18%, respectively; and expected lives of 2.83, five, and five years, respectively.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  Advertising Expense

        The Company expenses all advertising costs, including direct response advertising, as they are incurred. Advertising expense for the years ended December 31, 2003, 2002, and 2001 and the three months ended March 31, 2004 and 2003 was $25,160, $15,679, $3,137, $3,489 (unaudited), and $5,246 (unaudited), respectively.

  Income Taxes

        The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

  Earnings (Loss) Per Share

        The Company utilizes SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive. The Company's common share equivalents consist of stock options.

  Segment and Geographic Reporting

        The Company accounts for segments and geographic revenues in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's reportable segments are strategic business units that offer different products and services. In addition, the Company allocates revenues to geographic areas based on the location to which the product was shipped.

  Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Major Suppliers

        The Company contracts with various suppliers. Although there are a limited number of suppliers that could supply the Company's inventory, management believes any shortfalls from existing suppliers would be absorbed from other suppliers on comparable terms. However, a change in suppliers could cause a delay in sales and adversely effect results.

        During the year ended December 31, 2003, the Company purchased materials from three suppliers, which accounted for 22%, 17%, and 13% of total cost of sales. During the year ended December 31, 2002, the Company purchased materials from three suppliers, which accounted for 28%, 14%, and 12% of total cost of sales. During the three months ended March 31, 2004, the Company purchased materials from two suppliers, which accounted for 39% and 18% (unaudited) of total cost of sales. During the three months ended March 31, 2003, the Company purchased materials from four suppliers, which accounted for 25%, 17%, 12%, and 10% (unaudited) of total cost of sales.

  Concentrations of Revenues and Credit Risk

        The Company provides credit to its customers primarily in the United States and Latin America in the normal course of business. During the year ended December 31, 2003, one customer accounted for 17% of total product sales. During the year ended December 31, 2002, two customers accounted for 12%, and 10% of total product sales. During the year ended December 31, 2001, no customers accounted for more than 10% of total product sales. During the three months ended March 31, 2004, two customers accounted for 18% and 10% (unaudited) of total product sales. During the three months ended March 31, 2003, two customers accounted for 16% and 11% (unaudited) of total product sales.

        At December 31, 2003, four customers accounted for 19%, 17%, 17%, and 12% of accounts receivable. At December 31, 2002, three customers accounted for 12%, 12%, and 10% of accounts receivable. At March 31, 2004, 3 customers accounted for 24%, 12% and 10% (unaudited) of accounts receivable. The Company does not obtain collateral with which to secure its accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses based upon the Company's historical experience related to credit losses and any unusual circumstances that may affect the ability of its customers to meet their obligations. The Company also maintains an insurance policy, which covers all its customer accounts, that helps to minimize the risk of loss. During November 2003, the Company renewed its insurance policy, which covers losses up to $5,000,000 and has a deductible of $125,000.

  Recently Issued Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies, and simplifies existing accounting pronouncements. This statement rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary as SFAS No. 4 has been rescinded. SFAS No. 44 has been rescinded as it is no longer necessary. SFAS

No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-lease transactions. This statement also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. Management does not expect adoption of SFAS No. 145 to have a material impact, if any, on the Company's financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost, as defined, was recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged. Management does not expect adoption of SFAS No. 146 to have a material impact, if any, on the Company's financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," an amendment of SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. SFAS No. 148 will not have any impact on the Company's financial statements as management does not have any intention to change to the fair value method.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for derivative instruments and hedging activities entered into or modified after June 30, 2003, except for certain forward purchase and sale securities. For these forward purchase and sale securities, SFAS No. 149 is effective for both new and existing securities after June 30, 2003. Management does not expect adoption of SFAS No. 149 to have a material impact on the Company's statements of earnings, financial position, or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 will be effective for financial instruments entered into or modified after May 31, 2003 and otherwise will be effective at the beginning of the first interim period beginning after June 15, 2003. Management does not expect adoption of SFAS No. 150 to have a material impact on the Company's statements of earnings, financial position, or cash flows.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." In the course of business the Company has contractual guarantees in the form of warranties. However, these warranties are limited and do not represent significant commitments or contingent liabilities of the indebtedness of others. This pronouncement is effective for financial statements issued after December 15, 2002 and is not expected to have a material impact on the Company's financial statements.

        In December 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." This pronouncement requires the consolidation of variable interest entities, as defined, and is effective immediately for variable interest entities created after January 31, 2003, and for variable interest entities in which an enterprise obtains an interest after that date. The Company does not have any variable interest entities, and therefore, this interpretation is not expected to have a material impact on the Company's financial statements.

NOTE 4—PROPERTY AND EQUIPMENT

        Property and equipment at December 31, 2003 and 2002 and March 31, 2004 consisted of the following:

		December 31,
	March 31, 2004
		2003	2002
	(Unaudited)
Machinery and equipment	$189,034	$153,432	$121,212
Furniture and fixtures	65,607	23,352	23,352
Kiosk fixtures	109,324	83,629	75,481

	363,965	260,413	220,045
Less accumulated depreciation	178,251	169,834	139,705

Total	$185,714	$90,579	$80,340

        Depreciation expense was $50,496, $43,339, $41,094, $8,417 (unaudited), and $6,161 (unaudited) for the years ended December 31, 2003, 2002, and 2001 and the three months ended March 31, 2004 and 2003, respectively.

NOTE 5—GOODWILL

        Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired of Axcess Mobile. As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 prohibits the amortization of goodwill, but requires that it be reviewed for impairment at least annually or on an interim basis if an event occurs or circumstances change that could indicate that its value has diminished or been impaired. Recoverability of goodwill is measured by a comparison of its carrying value to the future net cash flows expected to be generated by it.

        Cash flow projections are based on historical experience, management's view of growth within the industry, and the anticipated future economic environment. At December 31, 2003, management determined that an impairment was not required. In addition, during the three months ended March 31, 2004, no events or circumstances occurred that indicated an impairment. Amortization prior to implementation of SFAS No. 142 was not material. Accordingly, the pro-forma information required by SFAS No. 142 is not presented.

NOTE 6—LINE OF CREDIT

        The Company has available a line of credit from a bank, which allows the Company and Axcess Mobile to borrow up to a maximum of $7,500,000. The line of credit provides for advances not to exceed 85% of eligible domestic accounts receivable and 70% to 90% of foreign insured accounts, depending on the country of the debtor. The majority of the debtors are domestic. As of March 31, 2004, the Company's available borrowing capacity is $6,918,404, which represents the maximum line of credit less restricted receivables.

        Interest is payable on a monthly basis at prime (4.00% at March 31, 2004) or at the London Inter-Bank Offering Rate (1.34% at March 31, 2004), plus 2.25% for the first $500,000 and 2.5% for amounts over $500,000. The line of credit is collateralized by substantially all of the assets of the Company, personally guaranteed by the Company's majority stockholder, and expires in May 2005. In addition to reporting and other non financial covenants the line of credit contains certain financial covenants which require the Company to maintain a tangible net worth of not less than $1,050,000, a quick ratio of not less than 0.7-to-1, a debt-to-net worth ratio of not greater than 5-to-1 and maintain a quarterly net income after taxes of at least $1. Management believes the Company was in compliance with these covenants at March 31, 2004. At December 31, 2003 and 2002 and March 31, 2004, the amounts drawn against the line of credit were $5,536,432, $2,300,000 and $4,693,959 (unaudited), respectively.

NOTE 7—SUBORDINATED NOTES PAYABLE—RELATED PARTIES

        Subordinated notes payable—related parties at December 31, 2003 and 2002 are unsecured, bear interest at 15% per annum, are subordinated to the line of credit, and mature in December 2004.

NOTE 8—COMMITMENTS AND CONTINGENCIES

  Leases

        The Company leases its warehouse and distribution centers, retail wireless locations consisting of nine leased kiosks, and certain equipment under operating lease agreements, which expire through December 2007. Certain of the agreements contain renewal options. In addition, the Company subleases its corporate and administrative office facilities. Future minimum payments under these operating lease agreements at December 31, 2003 were as follows:

Year Ending December 31,
2004	$702,381
2005	551,396
2006	521,970
2007	537,630

Total	$2,313,377

        Rent expense was $954,756, $900,048, $691,987, $308,283 (unaudited), and $260,802 (unaudited) for the years ended December 31, 2003, 2002, and 2001 and for the three months ended March 31, 2004 and 2003, respectively.

        In January 2004, the Company entered into a building lease agreement for its corporate and administrative office facilities. The lease agreement is for a period of 84 months and requires month rental payments of $33,521. In addition, commencing on each anniversary date of the lease, the monthly rent will increase by 3%.

        In February 2004, the Company entered into three kiosk lease agreements, which are for periods ranging from seven months to one year and require monthly rental payments ranging from $5,500 to $7,345.

  Litigation

        The Company may become involved in certain legal proceedings and claims which arise in the normal course of business. As of December 31, 2003, the Company did not have any significant litigation outstanding, and management does not expect any matters to have a material impact on the Company's liquidity or the financial statements taken as a whole.

        During the year ended December 31, 2003, the Company filed a lawsuit against one of their customers for unpaid accounts receivables in the amount of $125,000. The defendant has responded with a cross-complaint against the Company, alleging among other things breach of contract, interference with contractual relationships and unfair competition. The Company believes such compliant is without merit and will vigorously defend such position. As of December 31, 2003, the estimated likelihood of an unfavorable outcome or range of potential loss could not be determined as such the Company has only accrued a reserve for estimated legal fees in connection with the compliant in the amount of $17,000, which is included in accrued expenses in the accompanying financial statements. During the three months ended March 31, 2004, no events have occurred in connection with the lawsuit, as such no additional reserve has been recorded.

  Letter of Intent

        During October 2003, the Company signed a letter of intent with an underwriter to sell on a firm commitment basis 2,000,000 shares of its common stock in an initial public offering. The initial public offering price has been set at a range between $4.50 to $7.50 per share; however, the actual offering price will be determined on the effective date of such offering. In connection with the offering the Company will grant the underwriter a warrant to purchase 5% of the shares sold in the offering exercisable at 145% of the offering price. The warrants will be exercisable during a five-year period commencing six months after the effective date and will include provisions for cashless exercise and anti-dilution protection.

        The Company has also granted the underwriters the right to purchase 15% of the number of shares of common stock offered to the public at the public offering price less the underwriting discount of 8% to cover over-allotment shares for a period of 45 days following the public offering.

        In the event that the Company terminates the initial public offering, the Company will pay the underwriter a maximum amount of $100,000. In addition, the Company is required to pay the underwriters a non-accountable expense allowance equal to 2 1/2% of the gross proceeds derived from the public offering.

  Consulting Agreement

        During the year ended December 31, 2003, the Company entered into a consulting agreement with an advisor related to certain financial and advisory services. This agreement as amended on March 25, 2004, provides for such services to be rendered for a twelve month period following the initial public offering date. In connection with such financial and advisory services the Company will be obligated to compensate the consultant in the amount of $7,500 per month for a period of twelve months. In addition, the Company will issue options to purchase 125,000 shares of the Company's common stock at an exercise price of 120% of the initial public offering price. The options will be exercisable for a period of three years following the effective date of the initial public offering.

        The Company will record a consulting expense in connection with the issuance of such options using the fair value method as of the initial public offering date. The consulting expense will be recorded on a straight line basis over the term of the contract. As the term of the contract has not begun no charge related to these options have been recorded as of March 31, 2004.

  Employee Agreements

        The Company entered into an employment agreement with its Chief Executive Officer that expires on December 31, 2007. The employment agreement provides for an annual salary of $275,000. The agreement also provides that the Company may terminate the agreement upon 30 days written notice if termination is without cause. The Company's only obligation would be to pay its Chief Executive Officer the greater of a) 18 months salary or b) one-half of the salary payable over the remaining term of the agreement which ever is greater.

        The Company entered into an employment agreement with its Chief Financial Officer that expires on December 31, 2007. The employment agreement provides for an annual salary of $150,000. The agreement also provides that the Company may terminate the agreement upon 30 days written notice if termination is without cause. The Company's only obligation would be to pay its Chief Financial Officer the greater of a) 18 months salary or b) one-half of the salary payable over the remaining term of the agreement which ever is greater.

        The Company entered into an employment agreement with its Executive Vice President that expires on December 31, 2007. The employment agreement provides for an annual salary of $120,000. The agreement also provides that the Company may terminate the agreement upon 30 days written notice if termination is without cause. The Company's only obligation would be to pay its Executive Vice President the greater of a) 18 months salary or b) one-half of the salary payable over the remaining term of the agreement which ever is greater.

        The Company entered into an employment agreement with its Vice President of Sales and Marketing that expires on December 31, 2007. The employment agreement provides for an annual salary of $100,000 and an annual bonus based on the Company's performance not to exceed $200,000. The agreement also provides that the Company may terminate the agreement upon 30 days written notice if termination is without cause. The Company's only obligation would be to pay its Vice President of Sales and Marketing the greater of a) 18 months salary or b) one-half of the salary payable over the remaining term of the agreement which ever is greater.

NOTE 9—STOCKHOLDERS' EQUITY

  Preferred Stock

        The Company has authorized the issuance of 10,000,000 shares of preferred stock, which may be issued from time to time in one or more series by the Board of Directors. In addition, the Board is authorized to set the rights, preference, privileges, and restrictions of these shares, including dividends rights, conversion rights, voting rights, and liquidation preferences. These shares may have rights senior to those of the Company's common stock holders. As of December 31, 2003 and 2002, the Company did not have any preferred shares outstanding.

  Common Stock

        During the year ended December 31, 2000, the Company issued a note payable in the amount of $250,000 to purchase 800,000 shares of common stock from a former officer. The note was paid off during the year ended December 31, 2002. There was no compensation charge recorded in connection with this transaction as the purchase price of the common stock was equal to the common stock's fair market value.

        In January 2004, the Company sold 12,000 shares of common stock at $4.50 per share for gross proceeds of $54,000.

  Contributed Capital

        During the year ended December 31, 2001, one of the Company's stockholders contributed $100,000 to fund working capital shortfalls. The Company recorded the investment as contributed capital. No common stock or other securities were issued in connection with the transaction.

  Stock Options

        During June 1998, the Board of Directors approved the adoption of a stock option plan (the "1998 Plan"). The 1998 Plan is intended to provide incentives to key employees, officers, and directors of the Company who provide significant services to the Company. There are 858,700 shares available for grant under the Plan. The exercise price will be determined by the Option Committee. Options granted under the 1998 Plan vest in accordance with the terms established by the Company's stock option committee and generally terminate ten years after the date of issuance.

        In September 2003, the Board of Directors approved the 2003 stock option plan (the "2003 Plan"'). The 2003 Plan is intended to provide incentives to key employees, officers, and directors of the Company who provide significant services to the Company. There are 775,000 options available for grant under the Plan. Options granted may be either incentive options, non-qualified options or non-discretionary options. Incentive and non-qualified options will vest over a period of time as determined by the Board of Directors for up to ten years from the date of grant. Non-discretionary options may be granted only to non-employee directors, vest over a period of three years and expire five years after the date of grant. The exercise price of the options granted under the 2003 Plan will be determined by the Board of Directors, provided that the exercise price is not less than the fair market value of the Company's common stock on the date of grant.

        The Company determined the fair value of its closely held shares using the discounted cash flow method. For the purposes of calculating the fair value the Company used the following weighted average assumptions for the years ended December 31, 2002 and 2001: discount rate of 12.3% and

12.3%, risk free interest rates of 2.96% and 4.18%, cost of capital 12.3% and 12.3% respectively. This valuation resulted in a fair market value of the Company's stock price of $.72 and $.50 for the years ended December 31, 2002 and 2001 respectively. Values associated with common shares during the one year period preceding the expected filing date have been valued at the minimum amount the Company expects its initial public offering to be priced at, which is $4.50 per share.

        On December 11, 2003, the Company granted options to purchase 53,000 shares of the Company's common stock to employees with an exercise price of $4.50 per share. The options vest upon issuance and expire ten years from the date of grant. A compensation charge was not recorded in connection with the issuance of such options as the exercise price of the stock options granted was not less than the fair market value of the Company's stock price as of the date of grant.

        On December 30, 2003, the Company granted options to purchase 250,000 shares of the Company's common stock to its Chief Financial Officer. The exercise price of the options is $4.50 for the first 125,000 options and the initial public offering price or $4.50 per share if the initial public offering does not close on or before December 31, 2004 for the remaining 125,000 options. One-third of the options will be exercisable on July 1, 2004, and the remaining options will vest on a pro rata basis thereafter. A compensation charge was not recorded in connection with the issuance of such options as the exercise price of the stock options granted was not less than the fair market value of the Company's stock price as of the date of grant.

        On December 31, 2003, the Company granted non-discretionary options to purchase an aggregate of 50,000 shares of the Company's common stock to three members of its board of directors. The options have an exercise price of the fair market value of the common stock at the initial public offering price or $4.50 per share if the initial public offering does not close on or before December 31, 2004. One-third of the options become exercisable on the last day of each year starting December 31, 2004. The Company uses the fair value method to measure the value of stock-based compensation issued to non-employees. At December 31, 2003, a compensation charge was not recorded in connection with the issuance of such options as the exercise price of the stock options granted was not less than the fair market value of the Company's common stock price as of the date of grant.

        On December 31, 2003, the Company granted options to purchase 120,000 shares of the Company's common stock to one of its stockholders for services previously rendered. These options were issued outside of the Company's 1998 Plan and the 2003 Plan. The options have an exercise price equal to 120% of the fair market value of the common stock at the initial public offering price or $5.40 per share if the initial public offering does not close on or before December 31, 2004. The options vest at the earlier of the closing of the initial public offering or December 31, 2004 and terminate on December 31, 2008.

        The Company uses the fair value method to measure the value of stock-based compensation issued to non-employees in accordance with SFAS No. 123 and EITF Issue No. 96-18. In accordance with such pronouncements all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. In connection with the issuance, the Company determined that the fair value of the stock options granted was a more reliable measure of value than the value of consideration received. Using the Black-Scholes option-pricing model the Company determined that the fair value of stock options granted was $190,534, which has been recorded as an operating expense in the accompanying financial statements.

        The following table summarizes stock option activity in the 1998 Plan and the 2003 Plan:

	Number of Shares	Weighted- Average Exercise Price
Outstanding, December 31, 2000	574,400	$0.34
Granted during fiscal year 2001	259,900	$1.70

Outstanding, December 31, 2001	834,300	$0.76
Granted during fiscal year 2002	24,400	$1.70

Outstanding, December 31, 2002	858,700	$0.79
Granted during fiscal year 2003	353,000	$4.50

Outstanding, December 31, 2003	1,211,700	$1.68

Exercisable, December 31, 2003	911,700	$1.00

        The weighted-average remaining contractual life of the options outstanding at December 31, 2003 was 7.25 years. The weighted-average fair value per share of options granted was $1.79, $0, and $0 for the years ended December 31, 2003, 2002, and 2001, respectively. The exercise prices of the options outstanding at December 31, 2003 ranged from $0.25 to $4.50, and information relating to these options is as follows:

Exercise Prices	Stock Options Outstanding	Stock Options Exercisable	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price of Options Outstanding	Weighted- Average Exercise Price of Options Exercisable
$0.25	400,000	400,000	4.97 years	$0.25	$0.25
$0.50	160,000	160,000	6.39 years	$0.50	$0.50
$1.00	14,400	14,400	6.48 years	$1.00	$1.00
$1.70	284,300	284,300	7.59 years	$1.70	$1.70
$4.50	353,000	53,000	9.99 years	$4.50	$4.50

	1,211,700	911,700

NOTE 10—INCOME TAXES

        The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2003, 2002, 2001 and the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)	(As Restated*)
Current
Federal	$29,259	$131,908	$912,606	$157,864	$7,193
State	8,834	34,296	220,687	45,620	12,373

	38,093	166,204	1,133,293	203,484	19,566

Deferred
Federal	61,320	(59,871)	(410,702)	(5,000)	9,000
State	18,345	(12,855)	(104,948)	(2,000)	(1,000)

	79,665	(72,726)	(515,650)	(7,000)	8,000

Total	$117,758	$93,478	$617,634	$196,484	$27,566

        The provision for (benefit from) income taxes differs from the amount that would result from applying the federal statutory rate for the years ended December 31, 2003, 2002, and 2001 and the three months ended March 31, 2004 and 2003 as follows:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)	(As Restated*)
Statutory regular federal income tax (benefit) rate	34.0%	34.0%	34.0%	34.0%	34.0%
State taxes, net of federal benefit	4.7	5.9	1.0	4.7	4.5
Non-deductible entertainment	0.5	0.2	0.1	0	(8.1)
Other	—	—	(2.5)	—	—

Total	39.1%	40.1%	32.6%	38.7%	30.4%

*
Refer to Note 2, Restatement of Consolidated Financial Statements.

        Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of December 31, 2003 and 2002 and March 31, 2004 consisted of the following:

		December 31,
	March 31, 2004
		2003	2002
	(Unaudited)	(As Restated*)
Deferred tax assets
Allowance for bad debt	$186,455	$154,220	$8,690
Allowance for charge-backs	109,776	233,796	—
Property and equipment	5,176	5,176	19,310
Allowance for obsolete inventory	36,366	21,511	—
Accrued officer compensation	17,136	17,738	—
Stock options granted for services	75,898	75,898	—
State taxes	77,532	—	—
Reserve for litigation accrual	7,311	7,311	—

Net deferred tax assets	$515,650	$515,650	$28,000

*
Refer to Note 2, Restatement of Consolidated Financial Statements.

NOTE 11—SEGMENT AND RELATED INFORMATION

        The Company has two business units which have separate management and reporting infra-structures that offer different products and services. The business units have been aggregated into two reportable segments (wholesale distribution of wireless telecommunication products and services and cellular phone subscriptions) the long-term financial performance of these reportable segments is affected by similar economic conditions. The wholesale distribution of wireless telecommunications products and services consist of InfoSonics Corporation. The cellular phone subscriptions sales consist of Axcess Mobile.

        The accounting policies of the reportable segments are the same as those described in Note 3. The Company evaluates the performance of its operating segments based on income from operations, before income taxes, accounting changes, non-recurring items, and interest income and expense.

        Summarized financial information concerning the Company's reportable segments is shown in the following tables for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002, and 2001:

	Three Months Ended March 31, 2004
	InfoSonics	Axcess	Eliminations		Total
	(Unaudited)
Net sales	$18,762,925	$993,805		$(19,607)	$19,737,123
Gross profit	$1,414,677	$626,505	$		$2,041,182
Income from operations	$393,698	$(30,892)		$—	$362,806
Identifiable assets	$11,323,203	$842,036		$55,322	$12,220,561
Capital expenditures	$71,503	$32,049		$—	$103,552
Depreciation and amortization	$4,427	$3,990		$—	$8,417
	Three Months Ended March 31, 2003
	InfoSonics	Axcess	Eliminations	Total
	(Unaudited)
Net sales	$14,960,172	$929,252	$(120,791)	$15,768,633
Gross profit	$1,105,087	$441,177	$—	$1,546,264
Income from operations	$323,281	$(59,945)	$—	$263,336
Identifiable assets	$9,020,367	$356,748	$(405,687)	$8,971,428
Capital expenditures	$—	$834	$—	$834
Depreciation and amortization	$2,172	$3,989	$—	$6,161
	Year Ended December 31, 2003
	InfoSonics	Axcess	Eliminations	Total
	(As Restated*)
Net sales	$60,885,347	$4,946,605	$(738,680)	$65,093,272
Gross profit	$4,801,485	$2,991,088	$—	$7,792,573
Income from operations	$1,238,298	$671,441	$—	$1,909,739
Identifiable assets	$11,539,003	$1,377,213	$(217,999)	$12,698,217
Capital expenditures	$12,393	$27,975	$—	$40,368
Depreciation and amortization	$10,688	$39,808	$—	$50,496

*
Refer to Note 2, Restatement of Consolidated Financial Statements.

	Year Ended December 31, 2002
	InfoSonics	Axcess	Eliminations	Total
Net sales	$44,534,671	$3,930,642	$(1,818,803)	$46,646,510
Gross profit	$3,236,412	$2,078,666	$—	$5,315,078
Income from operations	$681,474	$61,253	$—	$742,727
Identifiable assets	$5,982,432	$438,278	$(399,697)	$6,021,013
Capital expenditures	$3,950	$8,174	$—	$12,124
Depreciation and amortization	$8,688	$34,651	$—	$43,339

	Year Ended December 31, 2001
	InfoSonics	Axcess	Eliminations	Total
Net sales	$32,608,278	$3,291,216	$(1,711,052)	$34,188,442
Gross profit	$2,630,763	$1,582,774	$—	$4,213,537
Income (loss) from operations	$481,138	$(308,659)	$—	$172,479
Identifiable assets	$3,868,956	$503,768	$(341,569)	$4,031,155
Capital expenditures	$27,975	$84,829	$—	$112,804
Depreciation and amortization	$10,682	$30,412	$—	$41,094

        During the years ended December 31, 2003 and 2002 and the three months ended March 31, 2004 and 2003, the Company sold certain inventory to its wholly owned subsidiary, Axcess Mobile, at cost, and as such no gross profit is recognized on these sales.

        Geographical revenues for the years ended December 31, 2003, 2002, and 2001 and the three months ended March 31, 2004 and 2003 were as follows:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)	(As Restated*)
United States of America	$18,477,211	$14,633,906	$60,561,693	$41,476,009	$28,667,089
Latin America	$1,172,175	$798,312	$2,462,047	$2,683,532	$5,521,353
Asia-Pacific	$—	$316,415	$1,517,292	$2,486,969	$—
Europe	$87,737	$20,000	$552,240	$—	$—

        During the years ended December 31, 2003, 2001 and 2001 and the three months ended March 31, 2004 and 2003, no revenues from any individual country other than the United States were greater than 10% of the Company's consolidated revenues.

NOTE 12—RELATED PARTY TRANSACTIONS

        The Company sells its products to a related distributor in Mexico, which is owned by one of the Company's stockholders. During the years ended December 31, 2003, 2002, and 2001 and the three months ended March 31, 2004 and 2003, the Company had sales to this entity of $0, $140,800, $0, $0 (unaudited), and $0 (unaudited), respectively. As discussed in Note 1, on January 1, 2004, the Company purchased InfoSonics de Mexico from two of the Company's executives. As of the date of purchase, all inter-company transactions will be eliminated upon consolidation.

        The Company entered into a management services agreement with one of its stockholders for a monthly fee of $10,000. The agreement expired in December 2003. The Company recorded management fee expense of $120,000, $120,000, and $100,000, $30,000 (unaudited), and $0 (unaudited) for the years ended December 31, 2003, 2002, and 2001, and the three months ended March 31, 2004 and 2003, respectively.

NOTE 13—SIMPLIFIED EMPLOYEE PENSION PLAN

        The Company maintained a simplified employee pension plan for certain of its employees. During the year ended December 31, 2001, the Company did not make any contributions to the plan. As of December 31, 2001, the plan was dissolved.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENT SCHEDULE

Board of Directors and Stockholders
InfoSonics Corporation and subsidiary

        Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplemental schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
January 21, 2004, except for the Note 8,
as to which the date is March 25, 2004

Valuation and Qualifying Accounts—Schedule II

	Balance, Beginning of Year	Additions Charged to Operations	Deductions from Reserve	Balance, End of Year
Allowance for doubtful accounts
March 31, 2004	$359,990	$226,201	$(150,955)	$435,236

December 31, 2003	$34,011	$569,743	$(243,764)	$359,990

December 31, 2002	$133,798	$189,236	$(289,023)	$34,011

Allowance for charge-backs
March 31, 2004	$549,006	$333,149	$(825,900)	$256,247

December 31, 2003	$146,713	$807,038	$(404,745)	$549,006

December 31, 2002	$163,494	$—	$(16,781)	$146,713

Reserve for inventory obsolescence
March 31, 2004	$78,480	$437,164	$(430,757)	$84,887

December 31, 2003	$28,311	$811,721	$(761,552)	$78,480

December 31, 2002	$23,556	$743,224	$(738,469)	$28,311

The accompanying notes are an integral part of these financial statements.

INFOSONICS CORPORATION
Common Stock

PROSPECTUS

June 16, 2004

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Source Capital Group, Inc.

Until July 11, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

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